UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2015 AND 2014

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of September 30, 2015 and 2014, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2015 and 2014 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2015 and 2014.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were reviewed by other independent accountants.  Our reviews, insofar as it related to the investments accounted for under the equity method balances of NT$3,460 million and NT$4,116 million, which represented 1.05% and 1.37% of the total consolidated assets as of September 30, 2015 and 2014, respectively, the related shares of investment income from the associates and joint ventures in the amount of NT$157 million, NT$52 million, NT$136 million and NT$96 million, which represented 11.26%, 1.73%, 1.24% and 1.18% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2015 and 2014, respectively, and the related shares of other comprehensive income from the associates and joint ventures amounted to NT$(722) million, NT$(413) million, NT$(1,107) million and NT$284 million, which represented (25.34)%, (38.33)%, (17.87)% and 2.92% of the consolidated total comprehensive income, for the three-month and nine-month periods ended September 30, 2015 and 2014, respectively, are based solely on the reports of other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standards No. 34, “Interim Financial Reporting” which is endorsed by Financial Supervisory Commission of the Republic of China.

ERNST & YOUNG

Taiwan

Republic of China

October 28, 2015

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2015, December 31, 2014 and September 30, 2014 (September 30, 2015 and 2014 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2015	December 31, 2014	September 30, 2014
Current assets
Cash and cash equivalents	6(1)	$ 52,142,742	$ 45,701,335	$ 42,743,972
Financial assets at fair value through profit or loss, current	6(2), 12(7)	843,925	740,129	648,705
Available-for-sale financial assets, current	6(5), 12(7)	-	-	2,190,085
Notes receivable		72,036	126,141	96,223
Accounts receivable, net	6(3)	19,452,028	22,207,271	21,758,349
Accounts receivable-related parties, net	7	231,367	36,022	77,149
Other receivables		704,096	658,409	1,049,011
Current tax assets		46,619	34,480	43,268
Inventories, net	6(4)	16,560,257	15,242,232	14,310,024
Prepayments		2,189,152	2,003,269	2,029,788
Non-current assets held for sale	6(24)	-	6,978,991	-
Other current assets		2,790,199	3,134,870	6,855,699
Total current assets		95,032,421	96,863,149	91,802,273

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 12(7)	82,175	45,232	42,930
Available-for-sale financial assets, noncurrent	6(5), 12(7)	19,714,589	24,362,104	20,321,422
Financial assets measured at cost, noncurrent	6(6)	3,930,763	3,833,006	4,076,743
Investments accounted for under the equity method	6(7)	10,224,399	9,237,713	8,765,270
Property, plant and equipment	6(8), 8	183,891,275	166,690,243	162,473,595
Intangible assets	6(9)	4,549,283	4,532,938	4,472,090
Deferred tax assets	6(22)	2,075,368	2,244,810	2,413,025
Prepayment for equipment		2,854,262	1,063,353	1,991,416
Refundable deposits	8	2,505,227	1,145,843	1,191,956
Prepayment for investments		-	-	30,000
Other noncurrent assets-others		4,352,329	3,227,257	3,241,751
Total non-current assets		234,179,670	216,382,499	209,020,198

Total assets		$ 329,212,091	$ 313,245,648	$ 300,822,471

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2015, December 31, 2014 and September 30, 2014 (September 30, 2015 and 2014 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2015	December 31, 2014	September 30, 2014
Current liabilities
Short-term loans	6(10), 8	$ 2,524,597	$ 6,250,754	$ 7,074,967
Financial liabilities at fair value through profit or loss, current	6(11), 12(7)	16,092	42,354	8,307
Notes and accounts payable		6,336,175	6,167,339	6,751,883
Other payables		11,995,053	12,421,152	10,660,721
Payables on equipment		14,075,957	10,478,714	10,398,901
Current tax liabilities		2,147,335	2,540,688	1,459,178
Liabilities directly associated with non-current assets held for sale	6(24)	-	5,594,850	-
Current portion of long-term liabilities	6(12), 6(13)	6,311,069	3,774,986	8,188,511
Other current liabilities		1,063,819	835,239	901,399
Total current liabilities		44,470,097	48,106,076	45,443,867

Non-current liabilities
Bonds payable	6(12)	41,551,680	24,977,820	24,976,792
Long-term loans	6(13), 8	6,235,208	8,423,470	7,007,860
Deferred tax liabilities	6(22)	1,702,655	2,161,014	2,582,844
Net defined benefit liabilities, noncurrent		3,841,279	3,825,490	3,815,084
Guarantee deposits		512,043	451,906	402,362
Other noncurrent liabilities-others	9(4)	6,900,987	291,021	201,195
Total non-current liabilities		60,743,852	40,130,721	38,986,137

Total liabilities		105,213,949	88,236,797	84,430,004

Equity attributable to the parent company
Capital	6(15), 6(16)
Common stock		127,581,329	127,252,078	127,063,143
Capital collected in advance		-	50,970	184,580
Additional paid-in capital	6(12), 6(15), 6(16)
Premiums		37,253,121	37,145,022	37,087,193
Treasury stock transactions		1,506,871	1,255,514	1,238,919
The differences between the fair value of the consideration paid or received from acquiring or		705,819	348,342	348,342
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognize changes in subsidiaries’ ownership		12,398	563	172
Share of changes in net assets of associates and joint ventures accounted for using equity method		119,560	91,238	83,927
Employee stock options		2,722	166,268	219,277
Stock options		1,572,121	-	-
Other		572,873	440,932	440,932
Retained earnings	6(15)
Legal reserve		7,725,978	6,511,844	6,511,844
Unappropriated earnings		39,959,021	37,827,179	33,265,987
Other components of equity
Exchange differences on translation of foreign operations		2,435,184	(899,979)	(3,919,728)
Unrealized gains or losses on available-for-sale financial assets		6,404,354	13,272,691	12,386,147
Treasury stock	6(15)	(3,830,201)	(2,303,609)	(2,365,246)
Total equity attributable to the parent company		222,021,150	221,159,053	212,545,489

Non-controlling interests	6(15)	1,976,992	3,849,798	3,846,978
Total equity		223,998,142	225,008,851	216,392,467

Total liabilities and equity		$ 329,212,091	$ 313,245,648	$ 300,822,471

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2015 and 2014
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2015	2014	2015	2014
Operating revenues	6(17), 7, 14
Sales revenues		$ 35,071,877	$ 34,300,525	$ 109,588,219	$ 100,249,094
Less: Sales returns and discounts		(676,625)	(33,879)	(1,759,157)	(194,423)
Net sales		34,395,252	34,266,646	107,829,062	100,054,671
Other operating revenues		924,589	947,204	3,151,977	2,722,115
Net operating revenues		35,319,841	35,213,850	110,981,039	102,776,786
Operating costs	6(4), 6(14), 6(16) 6(18), 14
Costs of goods sold		(27,476,876)	(26,829,700)	(83,724,642)	(78,892,966)
Other operating costs		(932,362)	(825,634)	(2,467,203)	(2,217,116)
Operating costs		(28,409,238)	(27,655,334)	(86,191,845)	(81,110,082)
Gross profit		6,910,603	7,558,516	24,789,194	21,666,704
Realized sale profit (loss)		-	-	-	289
Gross profit-net		6,910,603	7,558,516	24,789,194	21,666,993
Operating expenses	6(14), 6(16), 6(18) 7, 14
Sales and marketing expenses		(1,045,184)	(956,769)	(3,019,540)	(2,887,503)
General and administrative expenses		(942,344)	(844,422)	(2,813,869)	(2,549,192)
Research and development expenses		(3,138,555)	(3,468,347)	(9,070,242)	(10,128,977)
Subtotal		(5,126,083)	(5,269,538)	(14,903,651)	(15,565,672)
Net other operating income and expenses	6(19)	(803,758)	(602,481)	(929,678)	(557,428)
Operating income		980,762	1,686,497	8,955,865	5,543,893
Non-operating income and expenses
Other income	6(20)	678,772	735,998	955,099	1,091,200
Other gains and losses	6(20), 6(24), 14	(443,836)	676,020	1,144,922	1,951,837
Finance costs	6(20)	(136,414)	(165,714)	(408,957)	(623,215)
Share of profit or loss of associates and joint ventures	6(7), 14	(158,707)	(54,459)	(125,438)	41,789
Exchange gain, net	12	470,614	113,984	404,206	132,468
Subtotal		410,429	1,305,829	1,969,832	2,594,079
Income from continuing operations before income tax		1,391,191	2,992,326	10,925,697	8,137,972
Income tax expense	6(22), 14	(84,146)	(412,987)	(1,161,140)	(1,122,100)
Net income		1,307,045	2,579,339	9,764,557	7,015,872
Other comprehensive income (loss)	6(21)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		5,274,196	1,317,273	3,232,600	1,295,771
Unrealized gain (loss) on available-for-sale financial assets		(3,100,717)	(2,420,861)	(5,762,821)	1,133,032
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	6(7)	(585,988)	(366,810)	(1,003,569)	336,341
Income tax related to items that may be reclassified subsequently to profit or loss	6(22)	(44,727)	(31,206)	(36,469)	(33,523)
Total other comprehensive income (loss), net of tax		1,542,764	(1,501,604)	(3,570,259)	2,731,621

Total comprehensive income (loss)		$ 2,849,809	$ 1,077,735	$ 6,194,298	$ 9,747,493

Net income attributable to:
Stockholders of the parent		$ 1,708,479	$ 2,915,944	$ 10,288,764	$ 7,578,063
Non-controlling interests		(401,434)	(336,605)	(524,207)	(562,191)
		$ 1,307,045	$ 2,579,339	$ 9,764,557	$ 7,015,872

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 3,214,531	$ 1,371,953	$ 6,755,590	$ 10,268,985
Non-controlling interests		(364,722)	(294,218)	(561,292)	(521,492)
		$ 2,849,809	$ 1,077,735	$ 6,194,298	$ 9,747,493

Earnings per share (NTD)	6(23)
Earnings per share-basic		$ 0.14	$ 0.23	$ 0.82	$ 0.61
Earnings per share-diluted		$ 0.13	$ 0.23	$ 0.79	$ 0.60

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2015 and 2014
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings		Other Components of Equity
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2014	6(15)	$ 126,920,817	$ 25,682	$ 45,326,454	$ 5,248,824	$ 27,189,160	$ (5,271,199)	$ 11,046,696	$ (2,365,246)	$ 208,121,188	$ 4,319,988	$ 212,441,176
Appropriation and distribution of 2013 retained earnings	6(15)
Legal reserve		-	-	-	1,263,020	(1,263,020)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(125,063)	-	-	-	(125,063)	-	(125,063)
Cash paid from additional paid-in capital	6(15)	-	-	(6,128,094)	-	-	-	-	-	(6,128,094)	-	(6,128,094)
Net income for the nine-month ended September 30, 2014	6(15)	-	-	-	-	7,578,063	-	-	-	7,578,063	(562,191)	7,015,872
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2014	6(15), 6(21)	-	-	-	-	-	1,351,471	1,339,451	-	2,690,922	40,699	2,731,621
Total comprehensive income (loss)		-	-	-	-	7,578,063	1,351,471	1,339,451	-	10,268,985	(521,492)	9,747,493
Share-based payment transaction	6(15), 6(16)	142,326	158,898	11,473	-	-	-	-	-	312,697	-	312,697
Convertible bonds repurchased	6(12)	-	-	48,756	-	-	-	-	-	48,756	-	48,756
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	59,377	-	-	-	-	-	59,377	-	59,377
Changes in subsidiaries' ownership	6(15)	-	-	92,757	-	(113,153)	-	-	-	(20,396)	59,696	39,300
Adjustments for dividends subsidiaries received from parent company		-	-	8,039	-	-	-	-	-	8,039	-	8,039
Decrease in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	(11,214)	(11,214)
Balance as of September 30, 2014	6(15)	$ 127,063,143	$ 184,580	$ 39,418,762	$ 6,511,844	$ 33,265,987	$ (3,919,728)	$ 12,386,147	$ (2,365,246)	$ 212,545,489	$ 3,846,978	$ 216,392,467

Balance as of January 1, 2015	6(15)	$ 127,252,078	$ 50,970	$ 39,447,879	$ 6,511,844	$ 37,827,179	$ (899,979)	$ 13,272,691	$ (2,303,609)	$ 221,159,053	$ 3,849,798	$ 225,008,851
Appropriation and distribution of 2014 retained earnings	6(15)
Legal reserve		-	-	-	1,214,134	(1,214,134)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(6,939,322)	-	-	-	(6,939,322)	-	(6,939,322)
Net income for the nine-month ended September 30, 2015	6(15)	-	-	-	-	10,288,764	-	-	-	10,288,764	(524,207)	9,764,557
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2015	6(15), 6(21)	-	-	-	-	-	3,335,163	(6,868,337)	-	(3,533,174)	(37,085)	(3,570,259)
Total comprehensive income (loss)		-	-	-	-	10,288,764	3,335,163	(6,868,337)	-	6,755,590	(561,292)	6,194,298
Share-based payment transaction	6(15), 6(16)	329,251	(50,970)	254,896	-	-	-	-	676,850	1,210,027	-	1,210,027
Embedded conversion options derived from convertible bonds	6(12)	-	-	1,572,121	-	-	-	-	-	1,572,121	-	1,572,121
Treasury stock acquired	6(15)	-	-	-	-	-	-	-	(2,203,442)	(2,203,442)	-	(2,203,442)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	28,321	-	-	-	-	-	28,321	-	28,321
Changes in subsidiaries' ownership	6(15)	-	-	369,791	-	(3,466)	-	-	-	366,325	(191,285)	175,040
Adjustments for dividends subsidiaries received from parent company		-	-	8,838	-	-	-	-	-	8,838	-	8,838
Decrease in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	(1,120,229)	(1,120,229)
Others		-	-	63,639	-	-	-	-	-	63,639	-	63,639
Balance as of September 30, 2015	6(15)	$ 127,581,329	$ -	$ 41,745,485	$ 7,725,978	$ 39,959,021	$ 2,435,184	$ 6,404,354	$ (3,830,201)	$ 222,021,150	$ 1,976,992	$ 223,998,142

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2015 and 2014
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2015	2014
Cash flows from operating activities:
Net income before tax	$ 10,925,697	$ 8,137,972
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	32,126,194	28,693,525
Amortization	1,407,684	1,300,779
Bad debt expenses (reversal)	(186,409)	57,823
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	155,452	(85,092)
Interest expense	364,522	569,146
Interest revenue	(268,900)	(389,654)
Dividend revenue	(686,199)	(701,546)
Share-based payment	1,245	1,310
Share of loss (profit) of associates and joint ventures	125,438	(41,789)
Gain on disposal of property, plant and equipment	(95,844)	(54,929)
Gain on disposal of non-current assets held for sale	(41,203)	-
Gain on disposal of investments	(2,120,332)	(1,738,828)
Impairment loss on financial assets	1,223,025	256,638
Impairment loss on non-financial assets	1,021,010	596,678
Gain on reacquisition of bonds	-	(13,944)
Exchange loss (gain) on financial assets and liabilities	(133,932)	106,192
Exchange loss on long-term liabilities	-	67,884
Amortization of deferred income	(26,539)	(31,225)
Income and expense adjustments	32,865,212	28,592,968
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(261,488)	19,373
Notes receivable and accounts receivable	3,030,937	(5,084,019)
Other receivables	(112,219)	(229,731)
Inventories	(814,856)	(276,392)
Prepayments	(481,892)	(498,351)
Other current assets	452,901	(4,795,985)
Notes and accounts payable	(128,981)	(678,615)
Other payables	402,691	247,010
Other current liabilities	(147,828)	32,239
Net defined benefit liabilities	15,789	17,300
Other noncurrent liabilities-others	534,956	11,942
Cash generated from operations	46,280,919	25,495,711
Interest received	259,522	335,110
Dividend received	909,352	842,799
Interest paid	(590,309)	(494,978)
Income tax paid	(2,245,027)	(226,818)
Net cash provided by operating activities	44,614,457	25,951,824

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2015 and 2014
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2015	2014
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (136,146)	$ (89,946)
Proceeds from disposal of financial assets at fair value through profit or loss	-	22,292
Acquisition of available-for-sale financial assets	(2,796,625)	(167,483)
Proceeds from disposal of available-for-sale financial assets	1,373,147	2,198,986
Acquisition of financial assets measured at cost	(95,063)	(747,066)
Proceeds from disposal of financial assets measured at cost	-	674,124
Acquisition of investments accounted for under the equity method	(110,544)	(120,756)
Proceeds from disposal of investments accounted for under the equity method	-	74,378
Increase in prepayment for investments	-	(30,000)
Proceeds from capital reduction and liquidation of investments	303,719	79,470
Acquisition of subsidiaries (net of cash acquired)	414,958	-
Disposal of subsidiaries	(834,955)	(15,617)
Acquisition of property, plant and equipment	(47,153,743)	(27,028,655)
Proceeds from disposal of property, plant and equipment	146,663	252,660
Proceeds from disposal of non-current assets held for sale	641,866	-
Increase in refundable deposits	(1,501,607)	(66,922)
Decrease in refundable deposits	158,083	168,369
Acquisition of intangible assets	(922,844)	(871,064)
Cash inflow from combination	1,583	-
Increase in other noncurrent assets-others	(1,478,290)	(323,245)
Decrease in other noncurrent assets-others	318,532	174,363
Net cash used in investing activities	(51,671,266)	(25,816,112)
Cash flows from financing activities:
Increase in short-term loans	10,551,420	4,661,162
Decrease in short-term loans	(13,429,862)	(2,297,520)
Proceeds from bonds issued	18,424,800	5,000,000
Bonds issuance costs	(83,880)	(5,090)
Redemption of bonds	-	(10,306,392)
Proceeds from long-term loans	3,834,460	1,824,000
Repayments of long-term loans	(4,162,275)	(1,735,313)
Increase in guarantee deposits	47,348	98,399
Decrease in guarantee deposits	(6,764)	(24,249)
Increase in other financial liabilities	6,107,635	-
Cash dividends and cash paid from additional paid-in capital	(6,939,016)	(6,253,150)
Exercise of employee stock options	289,413	313,273
Treasury stock acquired	(2,203,442)	-
Treasury stock sold to employees	677,017	-
Acquisition of subsidiaries	(935,089)	-
Change in non-controlling interests	(15,343)	38,261
Net cash provided by (used in) financing activities	12,156,422	(8,686,619)
Effect of exchange rate changes on cash and cash equivalents	830,706	464,201
Net increase (decrease) in cash and cash equivalents	5,930,319	(8,086,706)
Cash and cash equivalents at beginning of period	46,212,423	50,830,678
Cash and cash equivalents at end of period	$ 52,142,742	$ 42,743,972

Investing activities partially paid by cash:
Cash paid for acquiring property, plant and equipment
Increase in property, plant and equipment	$ 50,723,005	$ 30,726,813
Add: Payable at beginning of period	10,742,203	6,700,743
Less: Effect of disposal of subsidiaries	(127,297)	-
Less: Payable at end of period	(14,184,168)	(10,398,901)
Cash paid	$ 47,153,743	$ 27,028,655

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (the “Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 28, 2015.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

A. The Company adopted the International Financial Reporting Standard (IFRS) , International Accounting Standard (IAS) and Interpretations developed by the International Financial Reporting Interpretation Committee (IFRIC) issued, revised or amended by International Accounting Standard Board (IASB) which have been endorsed by Financial Supervisory Commission (FSC) and effective on January 1, 2015 (collectively referred to as “2013 edition of TIFRSs” (TIFRSs)). The effects of adopting TIFRSs on the Company’s consolidated financial statements are summarized as below:

(1)  IFRS 3 “Business Combinations”

Under the amendment, IFRS 3 “Business Combinations” (IFRS 3) (as revised in 2008) does not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008).  Furthermore, the amendment limits the scope of the measurement choices for non-controlling interest.  Only the components of non-controlling interests that are present ownership interests that entitle their holders to a proportionate share of the entity’s net assets, in the event of liquidation could be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets.  Other components of non-controlling interest are measured at their acquisition date fair value.

The amendment also requires an entity in a business combination to account for the replacement of the acquiree’s share-based payment transactions (when the acquirer is not obliged to do so) as new share-based payment awards in the post-combination financial statements.

Outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions: if vested - they are part of non-controlling interest; if unvested - they are measured at market based value as if granted at acquisition date, and allocated between NCI and post-combination expense.

(2)  IAS 34 “Interim Financial Reporting”

The amendment clarifies that if users of an entity's interim financial report have access to the most recent annual financial report of that entity, it is unnecessary for the notes to an interim financial report to provide relatively insignificant updates to the information that was reported in the notes in the most recent annual financial report.  Furthermore, the amendment requires additional disclosures of financial instruments and contingent liabilities/assets.

(3)  IFRS 7 “Financial Instruments: Disclosures”

The amendment emphasizes the interaction between quantitative and qualitative disclosures and the nature and extent of risks associated with financial instruments so that users of financial statements will have a better understanding.

(4)  IFRS 7 “Financial Instruments: Disclosures” (Amendment)

The amendment requires additional quantitative and qualitative disclosures relating to transfers of financial assets, when financial assets are derecognized in their entirety, but the entity has a continuing involvement in them, or when financial assets are not derecognized in their entirety.

(5)  IFRS 10 “Consolidated Financial Statements”

IFRS 10 “Consolidated Financial Statements”(IFRS 10) replaces the portion of IAS 27 “Consolidated and Separate Financial Statements” (IAS 27) that addresses the accounting for consolidated financial statements and the former Standing Interpretations Committee (SIC) - 12 “Consolidation-Special Purpose Entities”.  The changes introduced by IFRS 10 primarily relate to the elimination of the perceived inconsistency between IAS 27 and SIC-12 by introducing a new integrated control model.  That is, IFRS 10 primarily relates to whether to consolidate another entity, but does not change how an entity is consolidated.

(6)  IFRS 11 “Joint Arrangements”

IFRS 11 “Joint Arrangements” replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities-Non-Monetary Contributions by Venturers”.  The changes introduced by IFRS 11 primarily relate to increase comparability within IFRSs by removing the choice for accounting for jointly controlled entities under the proportionate consolidation method, so that the structure of the arrangement is no longer the most important factor when determining the classification as a joint operation or a joint venture (an investment classified as a joint venture is accounted for in accordance with IAS 28 “Investments in Associates and Joint Ventures” (IAS 28)), which then determines the accounting.

(7)  IFRS 12 “Disclosures of Interests in Other Entities”

IFRS 12 “Disclosures of Interests in Other Entities” primarily integrates and makes consistent the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities and present those requirements in a single IFRS.

(8)  IFRS 13 “Fair Value Measurement”

IFRS 13 “Fair Value Measurement” (IFRS 13) primarily relates to defining fair value, setting out in a single IFRS framework for measuring and disclosing fair values to reduce complexity and improve consistency in applying fair value measurement.  However, IFRS 13 does not change existing requirements in other IFRSs as to when the fair value measurement or related disclosure is required.

(9)  IAS 19 “Employee Benefits” (Revised)

The revision includes: (1)For defined benefit plans, the ability to defer the recognition of actuarial gains and losses (i.e., the corridor approach) has been removed.  Actuarial gains and losses will be recognized in other comprehensive income as they occur.  (2)Amounts recorded in profit or loss are limited to current and past service costs, gains or losses on settlements, and net interest income (expense) on the pension asset or liability.  (3)New disclosures include quantitative information about the sensitivity of the defined benefit obligation to reasonably possible changes in each significant actuarial assumption.  (4)Termination benefits will be recognized at the earlier of when the offer of termination cannot be withdrawn, or when the related restructuring costs are recognized under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

(10)  IAS 1 “Presentation of Financial Statements”

The amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

(11) Presentation of Items of Other Comprehensive Income (Amend IAS 1 “Presentation of Financial Statements”)

The amendments to IAS 1 change the grouping of items presented in other comprehensive income.  Items that would be reclassified (or recycled) to profit or loss at certain points in the future would be presented separately from items that will never be reclassified.

(12) IAS 34 “Interim Financial Reporting”

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 “Operating Segments”.  Besides, total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual financial statements for that reportable segment.

(13) IFRS 10 “Consolidated Financial Statements” (Amendment)

The amendments related to Investment Entities provide an exception to the consolidation requirements in IFRS 10 and require investment entities to account for particular subsidiaries at fair value through profit or loss, rather than consolidating them.  The amendments also set out disclosure requirements for investment entities.

The Company has evaluated the impact of the aforementioned standards and interpretations listed (1) ~ (13) to the Company’s financial position and performance and determined that there is no material impact.  And, the Company has made necessary disclosures in accordance with the aforementioned standards and interpretations.

B. Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC):

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 36	Impairment of Assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to International Financial Reporting Standards (2010-2012 cycle)
IFRS 2	Share-based Payment	July 1, 2014
IFRS 3	Business Combinations	July 1, 2014
IFRS 8	Operating Segments	July 1, 2014
IFRS 13	Fair Value Measurement	-
IAS 16	Property, Plant and Equipment	July 1, 2014
IAS 24	Related Party Disclosures	July 1, 2014
IAS 38	Intangible Assets	July 1, 2014
Improvements to International Financial Reporting Standards (2011-2013 cycle)

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 1	First-time Adoption of International Financial Reporting Standards	-
IFRS 3	Business Combinations	July 1, 2014
IFRS 13	Fair Value Measurement	July 1, 2014
IAS 40	Investment Property	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
IFRS 9	Financial Instruments	January 1, 2018
IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016
Improvements to International Financial Reporting Standards (2012 - 2014 cycle)
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	January 1, 2016
IFRS 7	Financial Instruments: Disclosures	January 1, 2016
IAS 19	Employee Benefits	January 1, 2016
IAS 34	Interim Financial Reporting	January 1, 2016
IAS 1	Disclosure Initiative	January 1, 2016
IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(14) IAS 36 “Impairment of Assets” (Amendment)

This amendment relates to the amendment issued in May 2011 and requires entities to disclose the recoverable amount of an asset (including goodwill) or a cash-generating unit (CGU) when an impairment loss has been recognized or reversed during the period.  The amendment also requires detailed disclosure of how the fair value less costs of disposal has been determined when an impairment loss has been recognized or reversed, including valuation techniques used, level of fair value hierarchy of assets and key assumptions used in the measurements.  The amendment is effective for annual periods beginning on or after January 1, 2014.

(15)  IFRIC 21 “Levies”

This interpretation provides guidance on when to recognize a liability for a levy imposed by a government (both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain).  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(16)  IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment) - Novation of Derivatives and Continuation of Hedge Accounting

Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met.  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(17)  IFRS 8 “Operating Segments”

The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments.  The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the Chief Operating Decision Maker (CODM).  The amendment is effective for annual periods beginning on or after July 1, 2014.

(18)  IFRS 13 “Fair Value Measurement”

The amendment to the Basis for Conclusions of IFRS 13 clarifies that when deleting paragraph B5.4.12 of IFRS 9 Financial Instruments and paragraph AG79 of IAS 39 Financial Instruments: Recognition and Measurement as consequential amendments from IFRS 13 Fair Value Measurement, the IASB did not intend to change the measurement requirements for short-term receivables and payables.

(19)  IAS 24 “Related Party Disclosures”

The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.  The amendment is effective for annual periods beginning on or after July 1, 2014.

(20)  IFRS 13 “Fair Value Measurement”

The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis.  The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation.  The amendment is effective for annual periods beginning on or after July 1, 2014.

(21)  IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” (Amendment)

The amendments to IFRS 11 require that the relevant principles on business combinations accounting in IFRS 3 and other standards should be applied in accounting for the acquisition of an interest in a joint operation in which the activity constitutes a business.  The amendments are applicable to both the acquisition of the initial interest in a joint operation with an existing business and the acquisition of an additional interest in the same joint operation.  However, a previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation results in retaining joint control.  Transactions between an investor and a joint operation under common control are also excluded.  The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted.  The impact that adoption of the new amendment will have on our financial position and results of operation will be dependent upon the specific terms of any applicable future acquisition of joint arrangements.

(22)  IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” (Amendment)

The amendment to IAS 16, “Property, Plant and Equipment” (IAS 16) clarifies that depreciation of an item of property, plant and equipment based on revenue generated by using the asset is not appropriate.  The amendment to IAS 38, “Intangible Assets” establishes a rebuttable presumption that amortization of an intangible asset based on revenue generated by using the asset is inappropriate.  The presumption may only be rebutted in certain limited circumstances where the intangible asset is expressed as a measure of revenue; or where it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.  The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted.

(23)  IFRS 15 “Revenue from Contracts with Customers”

The core principle of IFRS 15 is that revenue is recognised to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.  Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates.  The standard will apply to annual periods beginning on or after January 1, 2018 with early adoption is permitted.

(24)  IFRS 9 “Financial Instruments”

The IASB has issued the final version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9 which introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013).  The final completed version of IFRS 9 requires the followings: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore there is requirement that “own credit risk” adjustments are not recognized in profit or loss.  (2) Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition.  (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.  The new standard is effective for annual periods beginning on or after January 1, 2018.

(25)  IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures.  IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gains or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The amendment is effective for annual periods beginning on or after January 1, 2016.

(26)  IAS 1 “Presentation of Financial Statements” - “Disclosure Initiative” (Amendment):

The amendments (1) clarify that an entity must not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions.  The amendments reemphasize that, when a standard requires a specific disclosure, the information must be assessed to determine whether it is material and, consequently, whether presentation or disclosure of that information is warranted, (2) clarify that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated and how an entity shall present additional subtotals, (3) clarify that entities have flexibility as to the order in which they present the notes to financial statements, but also emphasize that understandability and comparability should be considered by an entity when deciding on that order, (4) removing the examples of the income taxes accounting policy and the foreign currency accounting policy, as these were considered unhelpful in illustrating what significant accounting policies could be and (5) clarify that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, classified between those items that will or will not be subsequently reclassified to profit or loss.  The amendment is effective for annual periods beginning on or after January 1, 2016.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (14) ~ (26) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)  Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC and IAS34.

(2)  Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)  General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2015.  For the principles of consolidation, please refer to Note 4, (3) of the Company’s consolidated financial statements for the three-month period ended March 31, 2015.

b.  The consolidated entities are as follows:

As of September 30, 2015, December 31, 2014 and September 30, 2014

			Percentage of ownership (%)
			as of
Investor	Subsidiary	Business nature	September 30, 2015	December 31, 2014	September 30, 2014
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	91.06	86.88	86.88
UMC	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	77.74	81.53	81.53
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16	44.16	44.16
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00	100.00	100.00

			Percentage of ownership (%)
			as of
Investor	Subsidiary	Business nature	September 30, 2015	December 31, 2014	September 30, 2014
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.99	5.99	5.99
FORTUNE	WAVETEK	GaAs Foundry service	0.45	-	-
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Sales and manufacturing of solar power cell	-	26.04	26.04
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25	2.25	2.25
UNITRUTH	WAVETEK	GaAs Foundry service	0.28	-	-
UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	-	1.03	1.03
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87	5.87	5.87
TLC	TOPCELL	Sales and manufacturing of solar power cell	-	2.37	2.37
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	-	-

			Percentage of ownership (%)
			as of
Investor	Subsidiary	Business nature	September 30, 2015	December 31, 2014	September 30, 2014
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy Technical Services	100.00	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	82.76	78.72	78.72
NBI	TOPCELL	Sales and manufacturing of solar power cell	-	62.38	62.38
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	-	100.00	100.00
TERA ENERGY	SMART ENERGY ENTERPRISES LIMITED	Investment holding	-	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	-
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00

			Percentage of ownership (%)
			as of
Investor	Subsidiary	Business nature	September 30, 2015	December 31, 2014	September 30, 2014
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	33.33	-	-

Note A: Pursuant to the agreement entered into with Xiamen Municipal People's Government and FUJIAN ELECTRONICS & INFORMATION GROUP as described in Note 9(4), the Company injected RMB 0.6 billion in USC in January 2015 to acquire control of its Board of Directors.  The Company included USC in consolidation beginning from January 2015.

(4)  The same accounting policies have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2015 as those applied in the Company’s consolidated financial statements for three-month period ended March 31, 2015.  For the summary of other significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for three-month period ended March 31, 2015.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2015 as those applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2015.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the three-month period ended March 31, 2015.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)  Cash and Cash Equivalents

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Cash on hand	$3,865	$3,878	$3,919
Checking and savings accounts	16,298,570	10,389,664	9,586,877
Time deposits	33,029,397	30,782,070	29,165,700
Repurchase agreements collateralized by government bonds and corporate bonds	2,810,910	4,525,723	3,987,476
Total	$52,142,742	$45,701,335	$42,743,972

(2)  Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Designated financial assets at fair value through profit or loss
Convertible bonds	$304,969	$150,550	$42,930

Financial assets held for trading
Listed stocks	235,269	246,183	253,043
Corporate bonds	383,602	388,628	395,662
Forward exchange contracts	2,260	-	-
Subtotal	621,131	634,811	648,705
Total	$926,100	$785,361	$691,635

Current	$843,925	$740,129	$648,705
Noncurrent	82,175	45,232	42,930
Total	$926,100	$785,361	$691,635

(3)  Accounts Receivable, Net

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Accounts receivable	$20,677,400	$23,307,624	$22,662,715
Less: allowance for sales returns and discounts	(1,132,837)	(828,029)	(274,149)
Less: allowance for doubtful accounts	(92,535)	(272,324)	(630,217)
Net	$19,452,028	$22,207,271	$21,758,349

Aging analysis of account receivables, net:

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Neither past due nor impaired	$16,757,515	$17,067,173	$18,757,628
Past due but not impaired:
≤ 30 days	2,299,159	4,409,411	2,335,531
31 to 60 days	319,556	313,494	197,558
61 to 90 days	31,466	230,086	250,681
91 to 120 days	15,570	32,858	22,371
> 120 days	28,762	154,249	194,580
Subtotal	2,694,513	5,140,098	3,000,721
Total	$19,452,028	$22,207,271	$21,758,349

Movement on allowance for individually evaluated doubtful accounts:

	For the nine-month periods ended September 30,
	2015	2014
Beginning balance	$272,324	$574,421
Net charge for the period	(179,789)	55,796
Ending balance	$92,535	$630,217

The terms for third party domestic sales were net 30~60 days, while the collection periods for third party overseas sales were month end 30~60 days.

The impairment losses assessed individually as of September 30, 2015 and 2014 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivables.

(4)  Inventories, Net

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Raw materials	$2,615,709	$2,136,306	$2,411,229
Supplies and spare parts	2,023,092	1,627,687	1,713,914
Work in process	10,079,947	10,204,855	9,198,899
Finished goods	1,841,509	1,273,384	985,982
Total	$16,560,257	$15,242,232	$14,310,024

a.       For the three-month periods ended September 30, 2015 and 2014, the Company recognized NT$27,477 million and NT$26,830 million, respectively, in operating costs, of which NT$197 million and NT$776 million, respectively, were losses as a result of the net realizable value of inventory being lower than its cost.  For the nine-month periods ended September 30, 2015 and 2014, the Company recognized NT$83,725 million and NT$78,893 million, respectively, in operating cost, of which NT$812 million and NT$648 million, respectively, were losses as a result of the net realized value of inventory being lower than its cost.

b.      No inventories were pledged as of September 30, 2015.

(5)  Available-For-Sale Financial Assets

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Common stocks	$18,404,308	$23,510,084	$22,070,611
Preferred stocks	1,005,822	781,148	300,000
Depositary receipts	198,468	-	-
Funds	105,991	70,872	140,896
Total	$19,714,589	$24,362,104	$22,511,507

Current	$-	$-	$2,190,085
Noncurrent	19,714,589	24,362,104	20,321,422
Total	$19,714,589	$24,362,104	$22,511,507

UMC issued bonds that were exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, for common stocks originally owned and classified as available-for-sale financial assets, noncurrent.  Therefore, these common stocks were classified as current assets since the exchangeable date.  The bonds matured on December 2, 2014 and UMC redeemed all the remaining bonds.

(6)  Financial Assets Measured at Cost, Non-Current

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Common stocks	$600,829	$602,429	$605,779
Preferred stocks	3,186,850	3,100,211	3,341,291
Funds	143,084	130,366	129,673
Total	$3,930,763	$3,833,006	$4,076,743

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)  Investments Accounted For Under the Equity Method

a.        Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2015		December 31, 2014
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
List company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,835,866	13.94	$-	-

Unlisted companies
MOS ART PACK CORP. (MAP) (Note B)	238,373	72.98	238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note C)	9,586	55.25	9,586	55.25
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note D)	719,472	50.00	731,565	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note D)	35,308	50.00	35,532	50.00
LIST EARN ENTERPRISE INC.	10,861	49.00	10,660	49.00
MTIC HOLDINGS PTE. LTD.	93,562	45.44	105,872	45.44
YUNG LI INVESTMENTS, INC.	241,169	45.16	219,157	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,812,335	45.00	2,052,269	45.00
WINAICO IMMOBILIEN GMBH (Note D)	252,105	44.78	256,064	44.78
UNITECH CAPITAL INC.	587,268	42.00	682,191	42.00
HSUN CHIEH INVESTMENT CO., LTD.	2,872,847	36.49	3,749,009	36.49
CTC CAPITAL PARTNERS I, L.P.	156,503	31.40	183,681	31.40
VSENSE CO., LTD.	103,393	28.63	-	-
TRANSLINK CAPITAL PARTNERS III, L.P. (Note E)	254,260	25.23	199,443	29.29
UNITED LED CORPORATION HONG KONG LIMITED	515,568	25.14	518,495	29.03
ACHIEVE MADE INTERNATIONAL LTD.	120,863	23.32	121,567	23.32
CLIENTRON CORP.	259,740	20.28	-	-
TRANSLINK CAPITAL PARTNERS I, L.P. (Note E)	105,320	10.38	124,249	10.38
Total	$10,224,399		$9,237,713

	As of
	September 30, 2014
Investee companies	Amount	Percentage of ownership or voting rights
Unlisted companies
MAP (Note B)	$238,373	72.98
UNITED LIGHTING (Note C)	9,586	55.25
SHANDONG HUAHONG (Note D)	717,374	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note D)	39,539	50.00
ACHIEVE MADE INTERNATIONAL LTD.	111,707	49.38
LIST EARN ENTERPRISE INC.	10,264	49.00
MTIC HOLDINGS PTE. LTD.	147,972	45.44
YUNG LI INVESTMENTS, INC.	256,599	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,952,750	45.00
WINAICO IMMOBILIEN GMBH (Note D)	262,087	44.78
UNITECH CAPITAL INC.	728,347	42.00
HSUN CHIEH INVESTMENT CO., LTD.	3,387,218	36.49
UC FUND II	3,893	35.45
CTC CAPITAL PARTNERS I, L.P.	184,448	31.40
TRANSLINK CAPITAL PARTNERS III, L.P. (Note E)	106,796	29.29
UNITED LED CORPORATION HONG KONG LIMITED	506,731	29.03
TRANSLINK CAPITAL PARTNERS I, L.P. (Note E)	101,586	10.38
Total	$8,765,270

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the Company obtained the ability to exercise significant influence over FARADAY through representation on its board of directors.  Prior to June 2015, the Company accounted for its investment in FARADAY as an available for sale investment.

Note B: On March 10, 2011, MAP filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of September 30, 2015.

Note C: On June 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of September 30, 2015.

Note D: The Company uses the equity method to account for its investment in SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH, which are joint ventures.

Note E: The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists domestically.  Therefore, the Company uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,836 million, nil and nil, as of September 30, 2015, December 31, 2014 and September 30, 2014, respectively.  The fair value of these investments were NT$1,387 million, nil, and nil, as of September 30, 2015, December 31, 2014 and September 30, 2014, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of investment income (loss) from these associates and joint ventures amounted to NT$157 million, NT$52 million, NT$136 million and NT$96 million for the three-month and nine-month periods ended September 30, 2015 and 2014, respectively.  Share of other comprehensive income (loss) from these associates and joint ventures amounted to NT$(722) million, NT$(413) million, NT$(1,107) million and NT$284 million for the three-month and nine-month periods ended September 30, 2015 and 2014, respectively.  The balances of investments accounted for under the equity method were NT$3,460 million, NT$4,537 million and NT$4,116 million as of September 30, 2015, December 31, 2014 and September 30, 2014, respectively.

No investment accounted for using the equity method was pledged.

b.      Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2015 were NT$158 million and NT$77 million, respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month period ended September 30, 2015	For the nine-month period ended September 30, 2015
Net income (loss)	$(164,758)	$(112,709)
Other comprehensive income (loss)	(779,681)	(1,079,581)
Total comprehensive income (loss)	$(944,439)	$(1,192,290)

(ii)       The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method was as follows:

	For the three-month period ended September 30, 2015	For the nine-month period ended September 30, 2015
Net income (loss)	$6,051	$(12,729)
Other comprehensive income (loss)	31,464	-
Total comprehensive income (loss)	$37,515	$(12,729)

c.   One of UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of September 30, 2015, December 31, 2014 and September 30, 2014.  Another associate, MEGA MISSION LIMITED PARTNERSHIP, held 13 million shares, 29 million shares and nil share of UMC’s stock as of September 30, 2015, December 31, 2014 and September 30, 2014, respectively.

(8)  Property, Plant and Equipment

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Land	$1,314,402	$1,314,402	$1,915,066
Buildings	12,273,250	12,955,815	13,085,873
Machinery and equipment	120,912,390	119,069,687	120,370,144
Transportation equipment	14,001	14,630	13,074
Furniture and fixtures	861,892	942,520	1,043,754
Leasehold improvement	10,661	12,210	890,166
Construction in progress and equipment awaiting inspection	48,504,679	32,380,979	25,155,518
Net	$183,891,275	$166,690,243	$162,473,595

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2015	$1,314,402	$25,837,548	$662,490,428	$67,683	$5,359,909	$68,280	$32,380,979	$727,519,229
Additions	-	-	-	-	-	-	44,142,393	44,142,393
Acquired in business combination	-	-	123,124	-	31,009	-	210	154,343
Disposals	-	-	(1,988,927)	(1,643)	(39,215)	-	-	(2,029,785)
Transfers and reclassifications	-	33,817	32,623,143	2,926	181,987	728	(28,169,968)	4,672,633
Exchange effect	-	213,265	5,908,870	536	19,984	1,894	151,065	6,295,614
As of September 30, 2015	$1,314,402	$26,084,630	$699,156,638	$69,502	$5,553,674	$70,902	$48,504,679	$780,754,427
	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$1,925,691	$25,846,909	$630,966,729	$66,554	$5,285,463	$1,800,921	$19,368,388	$685,260,655
Additions	-	-	-	-	-	-	25,286,735	25,286,735
Disposals	(10,625)	-	(2,202,503)	(768)	(50,348)	(2,880)	-	(2,267,124)
Transfers and reclassifications	-	(302,988)	23,265,668	1,227	215,403	66,796	(19,619,217)	3,626,889
Exchange effect	-	86,500	2,058,836	160	7,003	756	119,612	2,272,867
As of September 30, 2014	$1,915,066	$25,630,421	$654,088,730	$67,173	$5,457,521	$1,865,593	$25,155,518	$714,180,022

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2015	$-	$12,881,733	$543,420,741	$53,053	$4,417,389	$56,070	$-	$560,828,986
Depreciation	-	869,196	30,991,566	3,521	259,551	2,360	-	32,126,194
Impairment Loss	-	-	1,003,230	-	17,780	-	-	1,021,010
Disposals	-	-	(1,939,702)	(1,451)	(39,125)	-	-	(1,980,278)
Transfers and reclassifications	-	(305)	1,380	-	20,542	-	-	21,617
Exchange effect	-	60,756	4,767,033	378	15,645	1,811	-	4,845,623
As of September 30, 2015	$-	$13,811,380	$578,244,248	$55,501	$4,691,782	$60,241	$-	$596,863,152
	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$-	$12,167,522	$505,795,974	$51,507	$4,136,774	$755,978	$-	$522,907,755
Depreciation	-	888,918	27,311,995	3,279	267,428	221,905	-	28,693,525
Impairment Loss	-	-	579,222	-	17,456	-	-	596,678
Disposals	-	-	(2,134,318)	(767)	(49,055)	(2,880)	-	(2,187,020)
Transfers and reclassifications	-	(526,946)	489,565	(36)	34,908	(320)	-	(2,829)
Exchange effect	-	15,054	1,676,148	116	6,256	744	-	1,698,318
As of September 30, 2014	$-	$12,544,548	$533,718,586	$54,099	$4,413,767	$975,427	$-	$551,706,427

During the nine-month periods ended September 30, 2015 and 2014, the Company identified indicators of impairment at certain subsidiaries due to its net operating profit being lower than expected.  The Company determined that certain property, plant and equipment would not generate the expected future cash flows.  The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount.  After considering the relevant objective evidence, the Company recorded an impairment loss of NT$795 and NT$597 million for the nine-month periods ended September 30, 2015 and 2014, respectively, all of which came from new business segment.

a.   The amounts of total interest expense before capitalization of borrowing costs were NT$625 million and NT$796 million for the nine-month periods ended September 30, 2015 and 2014, respectively.  Details of capitalized borrowing costs are as follows:

	For the nine-month periods ended September 30,
	2015	2014
Buildings	$55,139	$68,269
Machinery and equipment	190,751	158,129
Others	13,402	663
Total interest capitalized	$259,292	$227,061

Interest rates applied	1.35%~2.10%	1.44%~2.21%

b.   Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)  Intangible Assets

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Goodwill	$15,188	$7,791	$50,863
Software	238,804	215,998	132,115
Patents and technology license fees	2,993,760	3,021,788	3,098,228
Others	1,301,531	1,287,361	1,190,884
Net	$4,549,283	$4,532,938	$4,472,090

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2015	$7,791	$490,744	$4,229,744	$2,904,499	$7,632,778
Additions	-	417	263,847	766,442	1,030,706
Acquired in business combination	7,397	330	11,023	-	18,750
Disposals	-	(140,233)	-	(522,588)	(662,821)
Reclassifications	-	125,163	(259)	-	124,904
Exchange effect	-	3,270	47,442	(4)	50,708
As of September 30, 2015	$15,188	$479,691	$4,551,797	$3,148,349	$8,195,025

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2014	$50,863	$432,462	$4,155,667	$2,110,088	$6,749,080
Additions	-	158	8,617	773,912	782,687
Disposals	-	(104,006)	-	(123,784)	(227,790)
Reclassifications	-	61,237	-	(61,700)	(463)
Exchange effect	-	332	20,673	(7)	20,998
As of September 30, 2014	$50,863	$390,183	$4,184,957	$2,698,509	$7,324,512

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2015	$-	$274,746	$1,207,956	$1,617,138	$3,099,840
Amortization	-	104,106	333,255	752,270	1,189,631
Disposals	-	(140,233)	-	(522,588)	(662,821)
Exchange effect	-	2,268	16,826	(2)	19,092
As of September 30, 2015	$-	$240,887	$1,558,037	$1,846,818	$3,645,742
	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2014	$-	$259,210	$754,898	$995,325	$2,009,433
Amortization	-	101,716	328,369	697,787	1,127,872
Disposals	-	(104,006)	-	(123,784)	(227,790)
Reclassifications	-	1,398	-	(61,700)	(60,302)
Exchange effect	-	(250)	3,462	(3)	3,209
As of September 30, 2014	$-	$258,068	$1,086,729	$1,507,625	$2,852,422

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended September 30,
	2015	2014
Operating cost	$131,503	$129,116
Operating expense	$293,497	$276,145

	For the nine-month periods ended September 30,
	2015	2014
Operating cost	$390,992	$384,432
Operating expense	$798,639	$743,440

The carrying amounts of significant technology license fees obtained by the Company were NT$2,586 million, NT$2,858 million and NT$2,929 million as of September 30, 2015, December 31, 2014 and September 30, 2014, respectively.  The remaining amortization periods were 7~8 years, 7~8 years and 8~9 years, respectively.

(10)   Short-term Loans

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Unsecured bank loans	$2,524,597	$6,250,754	$7,074,967

	For the nine-month periods ended September 30,
	2015	2014
Interest rates applied	0.61%~4.85%	0.57%~2.45%

a.   The Company’s unused short-term lines of credits amounted to NT$21,635 million, NT$19,650 million and NT$18,006 million as of September 30, 2015, December 31, 2014 and September 30, 2014, respectively.

b.   Please refer to Note 8 for property, plant and equipment pledged as collateral for short- term loans.

(11)   Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Forward exchange contracts	$16,092	$42,354	$-
Derivatives embedded in exchangeable bonds	-	-	8,307
Total	$16,092	$42,354	$8,307

(12)   Bonds Payable

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Unsecured domestic bonds payable	$25,000,000	$25,000,000	$25,000,000
Unsecured exchangeable bonds payable	-	-	3,778,812
Unsecured convertible bonds payable	18,196,332	-	-
Less: Discounts on bonds payable	(1,644,652)	(22,180)	(49,907)
Total	41,551,680	24,977,820	28,728,905
Less: Current or exchangeable portion due within one year	-	-	(3,752,113)
Net	$41,551,680	$24,977,820	$24,976,792

A.   On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$127.2 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Unimicron Technology Corporation (Unimicron) on the TWSE, translated into U.S. dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into U.S. dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds would be redeemable in U.S. dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TWSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange:

i.    Underlying Securities: Ordinary shares of Unimicron

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Redemption on the Maturity Date:

The bonds matured on December 2, 2014, and UMC redeemed the bonds at 97.53% of the principal amount.  The principal amount of the redeemed bonds was US$127.2 million.

B.   On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$80 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TWSE, translated into U.S. dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into U.S. dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds would be redeemable in U.S. dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TWSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange:

i.    Underlying Securities: Ordinary shares of Novatek

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Exchange of the Bonds:

As of December 31, 2013, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$77 million into Novatek shares.  Gains from disposal of investments and gains from exchange of bonds from bondholders exercising exchange rights during the year ended December 31, 2013 amounted NT$1,137 million and were recognized as non-operating income and expenses.

f.   Early Redemption of the Bonds:

Since over 90% principal amount of the bonds has already been exchanged, UMC redeemed the bonds in whole at the Early Redemption Price on July 22, 2013.  The remaining principal amount of the redeemed bonds was US$3 million.  UMC recognized a gain of NT$45 million from the redemption as non-operating income and expenses.

C.   On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$500 million

b.   Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Early Redemption of the Bonds:

UMC redeemed bonds with principal amount of US$324 million as requested by investors on May 27, 2014.  The associated convertible rights were deemed cancelled and the consideration paid for the early redemption was fully allocated to the liability components.  UMC adjusted the carrying amount of the liability components to reflect actual consideration paid and recognized a loss amount to NT$194 million as non-operating income and expenses.  UMC reclassified cancelled convertible rights of NT$441 million from additional paid in capital – stock options to additional paid in capital – others.

As bondholders’ redemption and UMC’s repurchases of bonds from open market in prior year amounted to US$466 million, which represented over 90% principal being redeemed; therefore, UMC redeemed the remaining bonds in whole at the Early Redemption Price on June 27, 2014.  The principal amount of the redeemed bonds was US$34 million.  UMC recognized a gain of NT$15 million from the redemption as non-operating income and expense.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.   In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.

E.   In mid-March, 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

F.    In mid-June, 2014, UMC issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million.  Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021 upon maturity.  The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million.  Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

G.   On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a    Issue Amount: US$600 million

b.   Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: Ordinary shares of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$16.7408 per share on September 30, 2015.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13)   Long-Term Loans

a.       Details of long-term loans as of September 30, 2015, December 31, 2014 and September 30, 2014 are as follows:

	As of
Lenders	September 30, 2015	December 31, 2014	September 30, 2014	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$58,442	$80,358	$87,664	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	13,000	16,000	17,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (3)	-	-	431,529	Repayable quarterly from June 30, 2011 to June 30, 2016. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	61,353	87,647	96,412	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	44,618	-	-	Effective January 10, 2013 to January 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	67,412	84,265	89,882	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	19,410	-	-	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	22,750	-	-	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	7,300	-	-	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	3,000,000	2,700,000	1,200,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	-	-	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	307,692	1,230,769	1,538,462	Repayable quarterly from December 28, 2012 to December 28, 2015 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	1,000,000	300,000	300,000	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	500,000	500,000	500,000	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.

	As of
Lenders	September 30, 2015	December 31, 2014	September 30, 2014	Redemption
Unsecured Long-Term Loan from Taiwan Cooperative Bank	$1,400,000	$1,000,000	$1,000,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	2,000,000	1,000,000	2,000,000	Settlement due on August 30, 2016 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,666,667	2,666,667	1,000,000	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note C)	1,000,000	1,000,000	-	Settlement due on December 29, 2019 with monthly interest payments.
Secured Syndicated Loans from Bank of Taiwan and 7 others	-	1,385,000	1,385,000	Repayable semi-annually from February 7, 2015 to February 7, 2016 with monthly interest payments.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	-	150,000	300,000	Repayable semi-annually from October 25, 2010 to April 25, 2015 with monthly interest payments.
Secured Long-Term Loan from Bank of Taiwan	-	-	718,580	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid in 16 quarterly payments with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (1)	-	-	232,500	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid in 8 semi-annual payments with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (2)	-	-	100,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid in 8 semi-annual payments with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (3)	-	-	50,000	Bullet repayment on May 16, 2015 with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (4)	-	-	400,000	Bullet repayment on June 27, 2015 with monthly interest payments.
Subtotal	12,553,644	12,200,706	11,447,029
Less: Administrative expenses from syndicated loans	(7,367)	(2,250)	(2,771)
Less: Current portion	(6,311,069)	(3,774,986)	(4,436,398)
Total	$6,235,208	$8,423,470	$7,007,860

	For the nine-month period ended September 30, 2015	For the nine-month period ended September 30, 2014
Interest Rates	1.20%~2.95%	1.23%~2.51%

Note A: UMC entered into a 5-year loan agreement with CTBC Bank, effective from August 30, 2011.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, August 30, 2016.  As of September 30, 2015, December 31, 2014 and September 30, 2014, the unused line of credit were NT$0.5 billion, NT$1.5 billion and NT$0.5 billion, respectively.

Note B: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments.  The expiration date of the agreement is December 29, 2016.  As of September 30, 2015, December 31, 2014 and September 30, 2014, the unused line of credit were nil, nil and NT$2 billion, respectively.

Note C: UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 29, 2019.  As of September 30, 2015 and December 31, 2014, the unused line of credit were both NT$1 billion.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14)  Post-Employment Benefits

a.  Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) which became effective on July 1, 2005 is a defined contribution plan.  Employees can elect to continue to apply the relevant pension rules under the Labor Standards Law of the R.O.C., or to apply the pension rules under the Act and maintain the seniority achieved under the Labor Standards Law.  Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages.  The Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005.  Based on the Act, a total of NT$153 million, NT$150 million, NT$463 million and NT$442 million were contributed by the Company for the three-month and nine-month periods ended September 30, 2015 and 2014, respectively.  Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the three-month and nine-month periods ended September 30, 2015 and 2014, the Company made total contributions of NT$139 million, NT$120 million, NT$404 million and NT$334 million, respectively.

b. Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee.  For the three-month and nine-month periods ended September 30, 2015 and 2014, total pension expenses of NT$26 million, NT$28 million, NT$79 million and NT$85 million, respectively, were recognized by the Company.

(15)  Equity

a.  Capital stock:

i.    UMC had 26,000 million common shares authorized to be issued as of September 30, 2015, December 31, 2014 and September 30, 2014, of which 12,758 million shares, 12,725 million shares and 12,706 million shares were issued as of September 30, 2015, December 31, 2014 and September 30, 2014, respectively, each at a par value of NT$10.

ii.   UMC had 135 million, 150 million and 157 million ADSs, which were traded on the NYSE as of September 30, 2015, December 31, 2014 and September 30, 2014, respectively.  The total number of common shares of UMC represented by all issued ADSs were 675 million shares, 749 million shares and 786 million shares as of September 30, 2015, December 31, 2014 and September 30, 2014, respectively.  One ADS represents five common shares.

iii.  Among the employee stock options issued by UMC on June 19, 2009, 28 million options had been exercised during the nine-month period ended September 30, 2015.  The issuance process was completed through the authority.

iv.  Among the employee stock options issued by UMC on June 19, 2009, 30 million options were exercised during the nine-month period ended September 30, 2014.   The issuance process was completed through the authority.

v.   On May 14, 2015 and December 30, 2014, UMC sold 60 million shares and 5 million shares of treasury stock to employees, respectively, which were repurchased during the period from March 15 to May 6, 2013, for the purpose of transferring to employees.

b.  Treasury stock:

i.    UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase and changes in treasury stock during the nine-month periods ended September 30, 2015 and 2014 are as follows:

For the nine-month period ended September 30, 2015

(In thousands of shares)

Purpose	As of January 1, 2015	Increase	Decrease	As of September 30, 2015
For transfer to employees	194,510	200,000	60,286	334,224

For the nine-month period ended September 30, 2014

(In thousands of shares)

Purpose	As of January 1, 2014	Increase	Decrease	As of September 30, 2014
For transfer to employees	200,000	-	-	200,000

ii.   According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of September 30, 2015 and 2014, were 1,276 million shares and 1,271 million shares, with the maximum payments of NT$87,662 million and NT$78,893 million, respectively.

iii.  In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.  As of September 30, 2015, December 31, 2014 and September 30, 2014, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on September 30, 2015, December 31, 2014 and September 30, 2014, were NT$10.80, NT$14.75 and NT$12.60, respectively.

v.   UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.    Payment of all taxes and dues;

ii.   Offset prior years’ operation losses;

iii.  Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve;

iv.   Appropriate or reverse special reserve in accordance with relevant laws or regulations, and

v.    Appropriate 0.1% of the remaining amount after deducting items (i), (ii), (iii) and (iv) as directors’ remuneration; and

vi.  After deducting items (i), (ii), (iii) and (iv) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the Board of Directors, are also eligible for the employee stock bonus.

vii. The distribution of the remaining portion, if any, will be recommended by the Board of Directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, funding requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium and long-term financial planning.  The Board of Directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that at least 20% of the dividends must be paid in the form of cash.  Accordingly, no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.

Based on Article 235-1 of Company Act revised on May 20, 2015, the Company shall distribute a portion of current year’s profit as employees’ compensation after offsetting  the cumulative losses, if any.  The aforementioned employees’ compensation distributed in the form of shares or in cash shall be resolved by a majority vote at a meeting of Board of Directors attended by two-thirds of the total number of directors and reported at the stockholders’ meeting.  The Company will revise the Articles of Incorporation in accordance with the revised Company Act before June 30, 2016.  The employees’ compensation for 2015 will be determined based on the revised Articles of Incorporation and reported at the stockholders’ meeting.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The Company estimates the amounts of the employee bonus and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the nine-month periods ended September 30, 2015 and 2014.  The Board of Directors estimated the amount by taking into consideration UMC’s Articles of Incorporation, government regulations and industry averages.  If the board subsequently modifies the estimates significantly, UMC will recognize the change as an adjustment in the profit or loss in the same period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.  Upon stockholders’ approval, the number of shares distributed as share dividends is calculated based on the total approved bonus amount divided by the closing price one day prior to the approved date with the consideration of the impacts of ex-right/ex-dividend.

The distributions of cash dividend, employee bonus and directors’ remuneration for 2014 and 2013 were approved through the stockholders’ meeting on June 9, 2015 and June 11, 2014, respectively.  The details of distribution are as follows:

	2014	2013
Cash dividend	NT$0.55 per share	NT$0.01 per share
Employee bonus – Cash (in thousand NT$)	1,458,956	1,162,656
Directors’ remuneration (in thousand NT$)	10,812	11,746

The stockholders’ meeting held on June 11, 2014 resolved a cash distribution of NT$6,128 million from additional paid-in capital, at approximately NT$0.49 per share.

The aforementioned 2014 and 2013 employee bonuses and remuneration to directors approved during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors on March 18, 2015 and April 16, 2014, respectively.

The aforementioned cash dividend for 2014 increased the outstanding common stock as a result of newly issued shares to settle employee stock options exercised and the treasury shares that the Company transferred to employees.  The distribution adjusted to NT$0.54969673 per share according to the resolution of the Board of Directors’ meeting held on June 17, 2015.

Information on the aforementioned employee bonus and remuneration to directors and supervisors can be obtained from the “Market Observation Post System” on the website of the TWSE.

d.  Non-controlling interests:

	For the nine-month periods ended September 30,
	2015	2014
Balance as of January 1	$3,849,798	$4,319,988
Attributable to non-controlling interests:
Net loss	(524,207)	(562,191)
Other comprehensive income (loss)	(37,085)	40,699
Changes in subsidiaries’ ownership	(191,285)	59,696
Decrease in non-controlling interests	(1,120,229)	(11,214)
Balance as of September 30	$1,976,992	$3,846,978

(16)   Employee Stock Options

On May 12, 2009, the Company was authorized by the Securities and Futures Bureau of FSC, to issue employee stock options with a total number of 500 million units each.  Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options would be made through the issuance of new shares by the Company.  The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant.  The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding as of September 30, 2015 (in thousands)	Shares available to option holders as of September 30, 2015 (in thousands)	Exercise price (NT$)
June 19, 2009	300,000	-	-	$10.40
Total	300,000	-	-

a.  A summary of the Company’s stock option plan and related information for the nine-month periods ended September 30, 2015 and 2014 is as follows:

	For the nine-month periods ended September 30,
	2015			2014
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
Outstanding at beginning of period	48,729	48,729	$10.40	87,768	87,768	$10.40
Exercised	(27,828)	(27,828)	$10.40	(30,123)	(30,123)	$10.40
Forfeited	(469)	(469)	$10.40	(762)	(762)	$10.40
Expired	(20,432)	(20,432)	$10.40	-	-	$10.40
Outstanding at end of period	-	-	$10.40	56,883	56,883	$10.40

Exercisable at end of period	-	-	$10.40	52,339	52,339	$10.40

b.  All employee stock options expired on June 18, 2015, therefore, both total number of options outstanding and shares exercisable to option holders were zero.

The weighted-average share price at the date of exercise of employee stock options for the nine-month period ended September 30, 2014 was NT$14.09.

c.  The options granted between January 1, 2004 and December 31, 2007 have all been vested before the transition date to TIFRS (January 1, 2012) and there has not been any modification to the stock option plan.  Effective 2008, the compensation expenses related to the Company’s compensatory employee stock option plan were calculated based on fair value.  The compensation expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 were nil, NT$0.04 million, NT$ 1 million and NT$1 million, respectively.

The fair value of the options outstanding were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.  The factors after the adoption of IFRS 2 “Share-based Payment” to account for share-based payments were as follows:

Items	Factors
Expected dividend yields	1.98%
Volatility factors of the expected market price of the Company’s common stock	40.63%
Risk-free interest rate	1.01%
Weighted-average expected life	3.16~5.03 years

The aforementioned expected volatility reflects that the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends.  The expected option life is based on the historical data of periods for previously granted options.  The expected dividend yield is based on historical dividend yield.  The risk-free interest rate is based on average interest rate for Taiwan Government Bond over a period similar to the life of the option.  The estimates used to calculate the fair value of employee stock option cannot predict future events that are likely to occur or the final amounts employees will benefit from these options.  In addition, future events will not affect the reasonableness of the initial calculation for fair value for the stock options.  The compensation expenses for the stock options will be adjusted annually for the changes in expected forfeiture rates, with the effects recognized in the current period.

(17)   Operating Revenues

	For the three-month periods ended September 30,
	2015	2014
Net sales
Sale of goods	$34,395,252	$34,266,646
Other operating revenues
Royalty	1,502	6,270
Mask tooling	755,964	821,182
Others	167,123	119,752
Net operating revenues	$35,319,841	$35,213,850

	For the nine-month periods ended September 30,
	2015	2014
Net sales
Sale of goods	$107,829,062	$100,054,671
Other operating revenues
Royalty	13,674	8,973
Mask tooling	2,616,137	2,216,663
Others	522,166	496,479
Net operating revenues	$110,981,039	$102,776,786

(18)   Operating Costs and Expenses

The Company’s personnel, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2015			2014
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$3,653,096	$1,545,670	$5,198,766	$3,493,929	$1,368,370	$4,862,299
Labor and health insurance	217,313	97,621	314,934	195,997	76,301	272,298
Pension	237,435	79,991	317,426	225,594	73,372	298,966
Other personnel expenses	56,071	29,802	85,873	54,705	15,797	70,502
Depreciation	10,472,398	604,496	11,076,894	9,121,032	588,199	9,709,231
Amortization	161,022	337,394	498,416	157,184	316,215	473,399

	For the nine-month periods ended September 30,
	2015			2014
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$11,326,270	$4,686,708	$16,012,978	$10,254,645	$4,073,467	$14,328,112
Labor and health insurance	628,605	261,538	890,143	584,980	231,679	816,659
Pension	714,152	237,384	951,536	651,820	209,265	861,085
Other personnel expenses	164,859	68,530	233,389	147,758	43,614	191,372
Depreciation	30,322,463	1,755,790	32,078,253	26,956,834	1,698,150	28,654,984
Amortization	478,402	929,282	1,407,684	468,000	832,779	1,300,779

(19)   Net Other Operating Income and Expenses

	For the three-month periods ended September 30,
	2015	2014
Net rental loss from property	$(22,733)	$(7,334)
Gain on disposal of property, plant and equipment	13,589	1,531
Impairment loss of property, plant and equipment	(795,480)	(596,678)
Others	866	-
Total	$(803,758)	$(602,481)

	For the nine-month periods ended September 30,
	2015	2014
Net rental loss from property	$(46,581)	$(15,679)
Gain on disposal of property, plant and equipment	95,844	54,929
Impairment loss of property, plant and equipment	(1,021,010)	(596,678)
Others	42,069	-
Total	$(929,678)	$(557,428)

(20)   Non-Operating Income and Expenses

a.  Other income

	For the three-month periods ended September 30,
	2015	2014
Interest income
Bank deposits	$96,295	$123,226
Others	9,083	6,170
Dividend income	573,394	606,602
Total	$678,772	$735,998

	For the nine-month periods ended September 30,
	2015	2014
Interest income
Bank deposits	$232,694	$370,903
Others	36,206	18,751
Dividend income	686,199	701,546
Total	$955,099	$1,091,200

b.  Other gains and losses

	For the three-month periods ended September 30,
	2015	2014
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$23,389	$13,328
Financial assets held for trading	-	14,817
Embedded derivative financial liabilities	-	9,418
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets held for trading	(91,642)	-
Forward exchange contract	(252,977)	-
Impairment loss
Available-for-sale financial assets, noncurrent	(743,981)	(93,427)
Gain on disposal of investments	611,944	579,798
Other gains and losses	9,431	152,086
Total	$(443,836)	$676,020

	For the nine-month periods ended September 30,
	2015	2014
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$17,793	$18,216
Financial assets held for trading	-	59,081
Embedded derivative financial liabilities	-	7,795
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets held for trading	(42,285)	-
Forward exchange contract	(130,960)	-
Impairment loss
Available-for-sale financial assets, noncurrent	(1,223,025)	(165,399)
Financial assets measured at cost, noncurrent	-	(91,239)
Gain on disposal of investments	2,120,332	1,738,828
Other gains and losses	403,067	384,555
Total	$1,144,922	$1,951,837

c.  Finance costs

	For the three-month periods ended September 30,
	2015	2014
Interest expenses
Bonds payable	$93,052	$81,703
Bank loans	34,941	55,360
Others	26	(131)
Financial expenses	8,395	28,782
Total	$136,414	$165,714

	For the nine-month periods ended September 30,
	2015	2014
Interest expenses
Bonds payable	$219,859	$401,243
Bank loans	144,577	168,011
Others	86	(108)
Financial expenses	44,435	54,069
Total	$408,957	$623,215

(21)   Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2015
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$5,274,196	$-	$5,274,196	$(39,045)	$5,235,151
Unrealized gain (loss) on available-for-sale financial assets	(3,233,383)	132,666	(3,100,717)	(987)	(3,101,704)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(585,988)	-	(585,988)	(4,695)	(590,683)
Total other comprehensive income (loss)	$1,454,825	$132,666	$1,587,491	$(44,727)	$1,542,764

	For the three-month period ended September 30, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$1,317,273	$-	$1,317,273	$(6,366)	$1,310,907
Unrealized gain (loss) on available-for-sale financial assets	(2,060,963)	(359,898)	(2,420,861)	(25,042)	(2,445,903)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(366,810)	-	(366,810)	202	(366,608)
Total other comprehensive income (loss)	$(1,110,500)	$(359,898)	$(1,470,398)	$(31,206)	$(1,501,604)
	For the nine-month period ended September 30, 2015
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$3,232,600	$-	$3,232,600	$(20,885)	$3,211,715
Unrealized gain (loss) on available-for-sale financial assets	(5,186,062)	(576,759)	(5,762,821)	(16,443)	(5,779,264)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(1,003,569)	-	(1,003,569)	859	(1,002,710)
Total other comprehensive income (loss)	$(2,957,031)	$(576,759)	$(3,533,790)	$(36,469)	$(3,570,259)

	For the nine-month period ended September 30, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$1,296,640	$(869)	$1,295,771	$51,857	$1,347,628
Unrealized gain (loss) on available-for-sale financial assets	2,452,750	(1,319,718)	1,133,032	(74,929)	1,058,103
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	337,068	(727)	336,341	(10,451)	325,890
Total other comprehensive income (loss)	$4,086,458	$(1,321,314)	$2,765,144	$(33,523)	$2,731,621

(22)   Income Tax

a.   The major components of income tax expense for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

i.    Income tax expense recorded in profit or loss

	For the three-month periods ended September 30,
	2015	2014
Current income tax expense (benefit):
Current income tax charge	$511,563	$486,573
Adjustments in respect of current income tax of prior periods	13,125	(1)
Deferred income tax expense (benefit):
Deferred income tax expense (benefit) related to origination and reversal of temporary differences	(444,094)	(221,565)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	14,726	152,831
Adjustment of prior year’s deferred income tax	234	-
Deferred tax expense arising from write-down or reversal of write-down of deferred tax assets	(11,408)	(4,851)
Income tax expense recorded in profit or loss	$84,146	$412,987

	For the nine-month periods ended September 30,
	2015	2014
Current income tax expense (benefit):
Current income tax charge	$1,960,692	$1,247,662
Adjustments in respect of current income tax of prior periods	(154,971)	(517,367)
Deferred income tax expense (benefit):
Deferred income tax expense (benefit) related to origination and reversal of temporary differences	(1,181,857)	(265,168)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	548,871	1,490,287
Adjustment of prior year’s deferred income tax	5,514	307,678
Deferred tax expense arising from write-down or reversal of write-down of deferred tax assets	(17,109)	(1,140,992)
Income tax expense recorded in profit or loss	$1,161,140	$1,122,100

ii.   Income tax relating to components of other comprehensive income

	For the three-month periods ended September 30,
	2015	2014
Exchange differences on translation of foreign operations	$(39,045)	$(6,366)
Unrealized loss on available-for-sale financial assets	(987)	(25,042)
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss	(4,695)	202
Income tax related to items that may be reclassified subsequently to profit or loss	$(44,727)	$(31,206)

	For the nine-month periods ended September 30,
	2015	2014
Exchange differences on translation of foreign operations	$(20,885)	$51,857
Unrealized loss on available-for-sale financial assets	(16,443)	(74,929)
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss	859	(10,451)
Income tax related to items that may be reclassified subsequently to profit or loss	$(36,469)	$(33,523)

iii.  Deferred income tax charged directly to equity

For the three-month periods ended September 30,
	2015	2014
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$-	$-
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	-	-
Income tax charged directly to equity	$-	$-

	For the nine-month periods ended September 30,
	2015	2014
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$(322,001)	$83,185
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	479	(2,294)
Income tax charged directly to equity	$(321,522)	$80,891

b.   A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the nine-month periods ended September 30,
	2015	2014
Income before tax	$10,925,697	$8,137,972
At UMC’s statutory income tax rate of 17%	1,857,368	1,383,455
Adjustments in respect of current income tax of prior periods	(154,971)	(517,367)
Net change in loss carry-forward and investment tax credits	283,623	261,483
Tax effect of deferred tax assets/liabilities	47,487	413,185
Tax effect of non-taxable income and not-deductible expenses:
Tax exempt income	(1,297,879)	(169,690)
Investment gain	(340,062)	(267,757)
Dividend income	(103,743)	(96,925)
Others	306,147	(8,406)
Basic tax	12,638	-
Estimated 10% income tax on unappropriated earnings	398,580	-
Effect of different tax rates applicable to UMC and its subsidiaries	(12,837)	(15,851)
Taxes withheld in other jurisdictions	4,308	21,675
Others	160,481	118,298
Income tax expense recorded in profit or loss	$1,161,140	$1,122,100

c.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of September 30, 2015, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2013 and 2011, respectively, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009.  UMC has applied for a recheck of the 2012 and 2011 tax returns to the competent tax collection authorities as UMC disagreed with the decision made in the tax assessment notices.

d. Imputation credit information

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Balances of imputation credit amounts	$2,062,476	$1,332,236	$1,300,599

The expected creditable ratio for 2014 and the actual creditable ratio for 2013 were 6.81% and 4.78%, respectively.  Effective from January 1, 2015, imputation credit ratio for individual shareholders residing in R.O.C. will be half of the original ratio according to the revised Article 66-6 of Income Tax Act.

e.  UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(23)   Earnings Per Share

a.   Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the year.  The reciprocal shareholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the three-month periods ended September 30,
	2015	2014
Net profit attributable to the parent company	$1,708,479	$2,915,944
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,524,505	12,500,809
Earnings per share-basic (NTD)	$0.14	$0.23

	For the nine-month periods ended September 30,
	2015	2014
Net profit attributable to the parent company	$10,288,764	$7,578,063
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,541,081	12,490,020
Earnings per share-basic (NTD)	$0.82	$0.61

b.   Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employee bonus that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.  Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method.  The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the three-month periods ended September 30,
	2015	2014
Net income attributable to the parent company	$1,708,479	$2,915,944
Effect of dilution
Unsecured convertible bonds	69,347	-
Income attributable to the Company’s stockholders	$1,777,826	$2,915,944
Weighted average number of common stocks for basic earnings per share (thousand shares)	12,524,505	12,500,809
Effect of dilution
Employee bonus	68,914	64,845
Employee stock options	-	16,849
Unsecured convertible bonds	1,100,592	-
Weighted average number of common stocks after dilution (thousand shares)	13,694,011	12,582,503

Diluted earnings per share (NTD)	$0.13	$0.23

	For the nine-month periods ended September 30,
	2015	2014
Net income attributable to the parent company	$10,288,764	$7,578,063
Effect of dilution
Unsecured convertible bonds	102,902	-
Income attributable to the Company’s stockholders	$10,391,666	$7,578,063
Weighted average number of common stocks for basic earnings per share (thousand shares)	12,541,081	12,490,020
Effect of dilution
Employee bonus	136,084	114,352
Employee stock options	4,461	16,826
Unsecured convertible bonds	548,280	-
Weighted average number of common stocks after dilution (thousand shares)	13,229,906	12,621,198

Diluted earnings per share (NTD)	$0.79	$0.60

(24)   Deconsolidation of Subsidiaries

ALLIANCE OPTOTEK CORP. (ALLIANCE)

In order to integrate resources and expand operations to improve operating performance and industrial competitiveness, ALLIANCE’s Board of Directors (ALLIANCE, one of the Company’s subsidiaries) resolved merger with WIESON TECHNOLOGIES CO., LTD. (WIESON) on January 23, 2014.  WIESON was the surviving company and the merger date was June 3, 2014.  ALLIANCE’s assets and liabilities were reclassified to non-current assets held for sale as a disposal group as of January 23, 2014 until the Company derecognized the related assets and liabilities of ALLIANCE on June 3, 2014.

a.  Derecognized assets and liabilities mainly consisted of:

Assets
Cash and cash equivalents	$15,617
Notes and accounts receivable	14,239
Inventories	24,165
Property, plant and equipment	6,669
Others	6,418
67,108
Liabilities
Payables	(22,984)
Others	(120)
(23,104)
Net carrying amount of the disposal group	$44,004

b. Consideration received and gain recognized from the transaction:

Stock received－WIESON	$32,148
Less: Net assets of the subsidiary deconsolidated	(44,004)
Add: Non-Controlling Interests	11,214
Amounts transferred from other comprehensive income to profit	869
Gain on disposal of the shares of subsidiary	$227

Gain on disposal of the shares of subsidiary for the nine-month period ended September 30, 2014 was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.  Analysis of net cash outflow arising from deconsolidation of the subsidiary

Cash received	$-
Net cash of subsidiary derecognized	(15,617)
Net cash flow from deconsolidation	$(15,617)

TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)

In order to integrate resources and reduce operating cost by improving operating performance and expanding economies of scale, TOPCELL’s Board of Directors (TOPCELL, one of the Company’s subsidiaries) resolved to offer a merger with MOTECH INDUSTRIES, INC. (MOTECH) on December 26, 2014.  Six shares of TOPCELL were exchanged for one share of MOTECH.  MOTECH was the surviving company and the merger date was June 1, 2015.  TOPCELL’s assets and liabilities were reclassified to non-current assets held for sale as a disposal group as of December 31, 2014 until the Company derecognized the related assets and liabilities of TOPCELL on June 1, 2015.  This disposal group was classified under new business segment.

a.       Assets and liabilities reclassified to non-current assets held for sale as a disposal group mainly consisted of:

As of
December 31, 2014
Assets
Cash and cash equivalents	$511,088
Notes and accounts receivable	758,839
Other receivable	77,579
Inventories	823,249
Prepayments	325,605
Non-current assets held for sale	600,663
Property, plant and equipment	3,821,601
Others	60,367
6,978,991
Liabilities
Short-term loans	(2,807,292)
Notes and accounts payable	(623,501)
Other payables	(217,350)
Payables on equipment	(158,537)
Current portion of long-term liabilities	(1,164,878)
Other current liabilities	(205,530)
Long-term loans	(417,762)
(5,594,850)
Net carrying amount of the disposal group	$1,384,141

b.      The following are TOPCELL’s derecognized information:

i.   Derecognized assets and liabilities mainly consisted of:

Assets
Cash and cash equivalents	$834,955
Notes and accounts receivable	855,927
Other receivables	60,638
Inventories	495,726
Prepayments	231,288
Property, plant and equipment	3,862,129
Others	106,714
6,447,377
Liabilities
Short-term loans	(3,488,700)
Notes and accounts payable	(409,244)
Other payables	(197,259)
Payables on equipment	(127,297)
Current portion of long-term liabilities	(810,878)
Other current liabilities	(10,107)
Long-term loans	(176,470)
(5,219,955)
Net carrying amount of the disposal group	$1,227,422

ii.  Consideration received and gain recognized from the transaction:

Stock received－MOTECH	$1,495,023
Less: Net assets of the subsidiary deconsolidated	(1,227,422)
Add: Non-Controlling Interests	100,400
Less: Goodwill	(43,072)
Gain on disposal of the shares of subsidiary	$324,929

Gain on disposal of the shares of subsidiary for the nine-month period ended September 30, 2015 was recognized as other gains and losses in the consolidated statement of comprehensive income.

iii. Analysis of net cash outflow arising from deconsolidation of the subsidiary

Cash received	$-
Net cash of subsidiary derecognized	(834,955)
Net cash flow from deconsolidation	$(834,955)

7.    RELATED PARTY TRANSACTIONS

(1)  Significant related party transactions

a.  Operating transaction

Operating revenues

	For the three-month periods ended September 30,
	2015	2014
Associates	$450,016	$-
Joint ventures	3,577	3,049
Other related parties (Note A)	2,450	51,356
Total	$456,043	$54,405

	For the nine-month periods ended September 30,
	2015	2014
Associates	$662,796	$120
Joint ventures	10,624	42,603
Other related parties (Note A)	5,405	94,244
Total	$678,825	$136,967

Note A： Transactions with other related parties are primarily from the operating transactions with SILICON INTEGRATED SYSTEMS CORP. (SIS).  The amounts for the three-month and nine-month periods ended September 30, 2015 and 2014 were NT$2 million, NT$51 million, NT$5 million and NT$94 million, respectively.

Accounts receivable, net

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Associates	$233,838	$-	$-
Joint ventures	1,202	18,164	34,015
Other related parties (Note B)	1,137	18,127	43,389
Total	236,177	36,291	77,404
Less： Allowance for sales returns and discounts	(4,810)	(269)	(255)
Net	$231,367	$36,022	$77,149

Note B： Balances of other related parties are accounts receivables primarily from SIS.  As of September 30, 2015, December 31, 2014 and September 30, 2014, the balances were NT$1 million, NT$17 million and NT$43 million, respectively.

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 45~60 days, while the term for overseas sales was net 60 days.

b.    Significant asset transactions

Acquired of intangible assets

	Purchase price
	For the three-month period ended September 30, 2015	For the nine-month period ended September 30, 2015
Associates	$34,603	$49,062

Disposal of available-for-sale financial assets, noncurrent

For the three-month period ended September 30, 2015
	Transaction Amounts (In thousands of shares)	Transaction underlying	Disposal amount	Disposal gain
Associates	-	None	$-	$-

			For the nine-month period ended September 30, 2015
	Transaction Amounts (In thousands of shares)	Transaction underlying	Disposal amount	Disposal gain
Associates	336	DRAMEXCHANGE TECH. INC.	$5,400	$2,346

c.     Key management personnel compensation

	For the three-month periods ended September 30,
	2015	2014
Short-term employee benefits	$79,482	$40,810
Post-employment benefits	838	90
Termination benefits	1,582	-
Share-based payment	58	(13)
Others	140	116
Total	$82,100	$41,003

	For the nine-month periods ended September 30,
	2015	2014
Short-term employee benefits	$212,161	$169,994
Post-employment benefits	2,188	2,105
Termination benefits	1,582	1,029
Share-based payment	5,500	(15)
Others	395	348
Total	$221,826	$173,461

8.    ASSETS PLEDGED AS COLLATERAL

As of September 30, 2015, December 31, 2014 and September 30, 2014

	Amount
	As of
	September 30, 2015	December 31,2014	September 30, 2014	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$815,119	$815,119	$815,079	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	190,755	158,094	158,094	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	56,186	53,202	52,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	870	870	1,740	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	357	357	357	National Pei-men Senior High School	Guarantee for engineering project
Refundable Deposits (Time deposit)	286	1,246	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	-	-	600,664	First Commercial Bank	Collateral for long-term loans
Buildings	-	1,074,856	1,096,416	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Machinery and equipment	453,203	4,764,493	5,016,602

Bank of Taiwan, Cooperative Bank, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

					Collateral for long-term and short-term loans
Furniture and fixtures	-	36,217	33,382	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Total	$1,516,776	$6,904,454	$7,776,380

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)  The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$15.4 billion.  As of September 30, 2015, the portion of royalties and development fees not yet recognized was NT$1.4 billion.

(2)  The Company entered into several construction contracts for the expansion of its factory premise.  As of September 30, 2015, these construction contracts amounted to approximately NT$28.4 billion and the portion of the contracts not yet recognized was approximately NT$14.6 billion.

(3)  The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2034.  Future minimum lease payments under those leases are as follows:

Year	As of September 30, 2015
2015	$92,492
2016	341,368
2017	299,570
2018	242,409
2019	242,948
2020 and thereafter	2,814,841
Total	$4,033,628

(4) The Board of Directors of UMC resolved to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP.  The Company anticipates that its investment could reach approximately US$1.4 billion in the next five years, with instalment funding starting in 2015.  On December 31, 2014, UMC obtained R.O.C. government authority’s approval of the investment application for US$0.7 billion (including indirect investment).  In January 2015, the Company invested RMB 0.6 billion and obtained the control over United Semiconductor (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors.  Furthermore, according to the agreement, UMC recognized a financial liability in other liabilities-others, for repurchase from Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP their investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

On October 28, 2015, the Board of Directors of UMC approved an investment plan to join in incorporating YANN YUAN INVESTMENT CO., LTD. (YANN YUAN).  Under the plan, UMC will acquire 60 million common shares (NT$3,000 million in the amount), which represented a 26.08% ownership of YANN YUAN.

12.  OTHERS

 (1) Categories of financial instruments

	As of
Financial Assets	September 30, 2015	December 31, 2014	September 30, 2014
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$304,969	$150,550	$42,930
Financial assets held for trading	618,871	634,811	648,705
Subtotal	923,840	785,361	691,635
Available-for-sale financial assets	19,714,589	24,362,104	22,511,507
Financial assets measured at cost	3,930,763	3,833,006	4,076,743
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	52,138,877	45,697,457	42,740,053
Receivables	20,459,527	23,027,843	22,980,732
Refundable deposits	2,505,227	1,145,843	1,191,956
Other financial assets, current	2,790,199	3,134,870	6,855,699
Subtotal	77,893,830	73,006,013	73,768,440
Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	2,260	-	-
Total	$102,465,282	$101,986,484	$101,048,325

	As of
Financial Liabilities	September 30, 2015	December 31, 2014	September 30, 2014
Non-derivative financial instruments
Financial liabilities at amortized cost
Short-term loans	$2,524,597	$6,250,754	$7,074,967
Payables	32,515,395	29,172,157	27,811,505
Capacity deposit (current portion included)	366,682	70,200	82,629
Bonds payable (current portion included)	41,551,680	24,977,820	28,728,905
Long-term loans (current portion included)	12,546,277	12,198,456	11,444,258
Other financial liabilities-noncurrent	6,240,027	-	-
Subtotal	95,744,658	72,669,387	75,142,264

Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	16,092	42,354	-
Embedded derivative financial liabilities in exchangeable bonds	-	-	8,307
Subtotal	16,092	42,354	8,307
Total	$95,760,750	$72,711,741	$75,150,571

(2)  Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)  Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk, and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to avoid foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/ weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2015 and 2014 increases/decreases by NT$75 million and decreases/increases NT$7 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2015 and 2014 to decreases/increases by NT$11 million and NT$14 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2015 and 2014 by NT$12 million and NT$13 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increases/decreases the Company’s other comprehensive income for the nine-month periods ended September 30, 2015 and 2014 by NT$983 million and NT$1,121 million, respectively.

(4)  Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2015, December 31, 2014 and September 30, 2014, accounts receivables from the top ten customers represent 54%, 57% and 54% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)  Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2015
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$2,538,561	$-	$-	$-	$2,538,561
Payables	32,253,781	-	-	108,211	32,361,992
Capacity deposits	174,741	191,941	-	-	366,682
Bonds payable	528,123	15,562,163	23,463,762	5,241,535	44,795,583
Long-term loans	6,495,170	4,327,295	2,135,943	-	12,958,408
Other financial liabilities -noncurrent	-	-	-	7,015,959	7,015,959
Total	$41,990,376	$20,081,399	$25,599,705	$12,365,705	$100,037,185

Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$130,500	$-	$-	$-	$130,500
Outflow	(131,667)	-	-	-	(131,667)
Net	(1,167)	-	-	-	(1,167)
Net settlement	(14,925)	-	-	-	(14,925)
Total	$(16,092)	$-	$-	$-	$(16,092)

	As of December 31, 2014
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$6,299,905	$-	$-	$-	$6,299,905
Payables	28,816,995	-	-	104,952	28,921,947
Capacity deposits	-	70,200	-	-	70,200
Bonds payable	622,936	8,197,725	10,339,221	7,818,618	26,978,500
Long-term loans	3,947,580	7,528,391	1,144,247	-	12,620,218
Total	$39,687,416	$15,796,316	$11,483,468	$7,923,570	$74,890,770

Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$3,249,080	$-	$-	$-	$3,249,080
Outflow	(3,291,434)	-	-	-	(3,291,434)
Net	$(42,354)	$-	$-	$-	$(42,354)

	As of September 30, 2014
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$7,117,877	$-	$-	$-	$7,117,877
Payables	27,655,129	-	-	-	27,655,129
Capacity deposits	-	82,629	-	-	82,629
Bonds payable	4,306,935	8,224,538	10,374,721	7,851,118	30,757,312
Long-term loans	4,587,951	6,869,107	332,070	-	11,789,128
Total	$43,667,892	$15,176,274	$10,706,791	$7,851,118	$77,402,075

(6)  Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of September 30, 2015

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 96 million	September 4, 2015~October 29, 2015

(7)  Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.   Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2015
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$618,871	$225,054	$-	$843,925
Financial assets at fair value through profit or loss, noncurrent	-	82,175	-	82,175
Available-for-sale financial assets, noncurrent	12,856,275	141,235	6,717,079	19,714,589
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	16,092	-	16,092

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$634,811	$105,318	$-	$740,129
Financial assets at fair value through profit or loss, noncurrent	-	45,232	-	45,232
Available-for-sale financial assets, noncurrent	18,174,030	170,922	6,017,152	24,362,104
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	42,354	-	42,354

	As of September 30, 2014
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$648,705	$-	$-	$648,705
Available-for-sale financial assets, current	2,190,085	-	-	2,190,085
Financial assets at fair value through profit or loss, noncurrent	-	42,930	-	42,930
Available-for-sale financial assets, noncurrent	15,865,957	146,668	4,308,797	20,321,422
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	8,307	-	8,307

Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

The Company issued exchangeable bonds which contain a compound derivative instrument, comprising the exchange option with a fixed foreign exchange rate feature and a call option.  The compound derivative instrument is classified as liabilities carried at fair value through profit or loss.  The derivatives are fair valued using a valuation model.  The valuation model uses the market-based observable inputs including share price, volatility, credit spread, and swap rates.

During the nine-month periods ended September 30, 2015 and 2014, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2015	$5,236,004	$-	$781,148	$6,017,152
Recognized in profit (loss)	(127,621)	-	-	(127,621)
Recognized in other comprehensive income (loss)	(268,258)	(1,306)	26,014	(243,550)
Acquisition	1,672,568	35,478	473,702	2,181,748
Disposal	(20,962)	-	(300,000)	(320,962)
Transfer to Level 3	14,854	-	-	14,854
Transfer out of Level 3	(848,338)	-	-	(848,338)
Exchange effect	17,453	1,385	24,958	43,796
As of September 30, 2015	$5,675,700	$35,557	$1,005,822	$6,717,079
	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2014	$3,517,733	$-	$312,600	$3,830,333
Recognized in profit (loss)	(107,715)	-	-	(107,715)
Recognized in other comprehensive income (loss)	667,315	-	(12,600)	654,715
Acquisition	14,000	-	-	14,000
Disposal	(14,279)	-	-	(14,279)
Transfer to Level 3	1,492	-	-	1,492
Transfer out of Level 3	(69,749)	-	-	(69,749)
As of September 30, 2014	$4,008,797	$-	$300,000	$4,308,797

Recognized as part of profit (loss) above, the loss from financial assets still held by the Company as of September 30, 2015 and 2014 were NT$128 million and NT$108 million, respectively.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of September 30, 2015 and 2014 were NT$ (196) million and NT$676 million, respectively.

Transfers between different levels of fair value hierarchy for the financial assets held by the Company were caused by the occurrence of certain events or the change of environment.

b. Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables is estimated by the market price or estimated using valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and swap rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and capacity deposits approximate their carrying amount due to their maturities within one year.

As of September 30, 2015

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Book value
Bonds payables (current portion included)	$41,734,313	$41,734,313	$-	$-	$41,551,680
Long-term loans (current portion included)	12,546,277	-	12,546,277	-	12,546,277

(8)  Significant assets and liabilities denominated in foreign currencies

	As of
	September 30, 2015			December 31, 2014
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,757,298	32.86	$57,741,262	$1,767,638	31.56	$55,781,155
JPY	7,104,758	0.2671	1,897,941	8,964,201	0.2610	2,340,081
EUR	14,261	36.63	522,394	20,071	38.30	768,728
SGD	48,834	23.19	1,132,457	38,173	23.90	912,326
RMB	938,945	5.15	4,834,597	83,347	5.08	423,046

Non-Monetary items
USD	105,707	32.87	3,475,239	85,296	31.40	2,678,468
CHF	-	-	-	1,590	31.97	50,829
JPY	5,000,000	0.2715	1,357,500	-	-	-

Financial Liabilities
Monetary items
USD	624,932	32.97	20,604,029	648,436	31.67	20,535,974
JPY	7,201,869	0.2756	1,984,835	9,918,471	0.2673	2,651,207
EUR	15,743	37.08	583,742	20,970	38.75	812,579
SGD	57,276	23.37	1,338,542	39,493	24.08	950,992
RMB	95,749	5.20	497,797	9,737	5.13	49,914

The exchange gain or loss from monetary financial assets and liabilities
USD			426,417			363,831
JPY			85,056			(45,899)
EUR			(23,176)			38,945
SGD			(21,821)			(10,838)
RMB			13,449			9,521
Other			(75,719)			(22,285)

	As of
	September 30, 2014
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,831,330	30.35	$55,571,989
JPY	3,153,960	0.2705	853,162
EUR	38,975	38.38	1,495,713
SGD	39,557	23.82	942,258
RMB	87,790	4.91	431,028

Non-Monetary items
USD	84,096	30.36	2,553,151
CHF	2,027	31.90	64,668

Financial Liabilities
Monetary items
USD	730,859	30.46	22,261,969
JPY	5,486,320	0.2803	1,537,815
EUR	58,249	38.80	2,260,059
SGD	47,268	24.00	1,134,440
RMB	9,548	4.96	47,359

The exchange gain or loss from monetary financial assets and liabilities
USD			118,100
JPY			11,390
EUR			30,269
SGD			(5,079)
RMB			(306)
Other			(21,906)

(9)  Significant intercompany transactions among consolidated entities for the nine-month periods ended September, 2015 and 2014 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the nine-month period ended September 30, 2015 as compared to the nine-month period ended September 30, 2014, which is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of September 30, 2015, December 31, 2014 and September, 2014 were as follows:

	As of
	September 30, 2015	December 31, 2014	September 30, 2014
Total liabilities	$105,213,949	$88,236,797	$84,430,004
Less: Cash and cash equivalents	(52,142,742)	(45,701,335)	(42,743,972)
Net debt	53,071,207	42,535,462	41,686,032
Total equity	223,998,142	225,008,851	216,392,467
Total capital	$277,069,349	$267,544,313	$258,078,499
Debt to capital ratios	19.15%	15.90%	16.15%

13.  ADDITIONAL DISCLOSURES

(1)  The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.   Financing provided to others for the nine-month period ended September 30, 2015: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2015: Please refer to Attachment 3.

c.   Securities held as of September 30, 2015 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2015: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2015: Please refer to Attachment 6.

f.   Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2015: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2015: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2015: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of September 30, 2015 (excluding investment in Mainland China): Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 12.

(2)  Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.   Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

14.  OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of September 30, 2015, the Company had the following segments: wafer fabrication and new business.  There were no material differences between the accounting policies, described in Note 4, and those applied by the operating segments.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the three-month periods ended September 30, 2015 and 2014 were as follows:

	For the three-month period ended September 30, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$35,070,876	$248,965	$35,319,841	$-	$35,319,841
Net revenue from sales among intersegments	7,207	300,564	307,771	(307,771)	-
Segment net income (loss), net of tax	1,754,349	(1,138,759)	615,590	691,455	1,307,045
Capital expenditure	20,229,574	146,149	20,375,723	(148,589)	20,227,134
Depreciation	10,879,335	223,655	11,102,990	(9,859)	11,093,131
Share of profit or loss of associates and joint ventures	(846,514)	(3,648)	(850,162)	691,455	(158,707)
Income tax expense	82,475	1,671	84,146	-	84,146
Impairment loss	738,311	801,150	1,539,461	-	1,539,461

	For the three-month period ended September 30, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$33,490,202	$1,723,648	$35,213,850	$-	$35,213,850
Net revenue from sales among intersegments	21,619	(1,220)	20,399	(20,399)	-
Segment net income (loss), net of tax	2,970,313	(1,296,248)	1,674,065	905,274	2,579,339
Capital expenditure	12,735,226	131,981	12,867,207	-	12,867,207
Depreciation	9,138,958	583,039	9,721,997	-	9,721,997
Share of profit or loss of associates and joint ventures	(937,056)	(22,677)	(959,733)	905,274	(54,459)
Income tax expense	411,515	1,472	412,987	-	412,987
Impairment loss	93,427	596,678	690,105	-	690,105

Reportable segment information for the nine-month periods ended September 30, 2015 and 2014 are as follows:

	For the nine-month period ended September 30, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$107,561,609	$3,419,430	$110,981,039	$-	$110,981,039
Net revenue from sales among intersegments	39,058	631,668	670,726	(670,726)	-
Segment net income (loss), net of tax	10,461,451	(1,652,322)	8,809,129	955,428	9,764,557
Capital expenditure	47,017,268	558,543	47,575,811	(422,068)	47,153,743
Depreciation	31,489,700	654,993	32,144,693	(18,499)	32,126,194
Share of profit or loss of associates and joint ventures	(1,061,720)	(19,146)	(1,080,866)	955,428	(125,438)
Income tax expense	1,160,684	456	1,161,140	-	1,161,140
Impairment loss	1,442,570	801,465	2,244,035	-	2,244,035

	For the nine-month period ended September 30, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$94,734,378	$8,042,408	$102,776,786	$-	$102,776,786
Net revenue from sales among intersegments	55,034	2,962	57,996	(57,996)	-
Segment net income (loss), net of tax	7,727,811	(2,005,272)	5,722,539	1,293,333	7,015,872
Capital expenditure	26,709,637	319,018	27,028,655	-	27,028,655
Depreciation	26,973,205	1,720,320	28,693,525	-	28,693,525
Share of profit or loss of associates and joint ventures	(1,187,378)	(64,166)	(1,251,544)	1,293,333	41,789
Income tax expense	1,116,915	5,185	1,122,100	-	1,122,100
Impairment loss	255,341	597,975	853,316	-	853,316

	As of September 30, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$326,210,028	$6,671,746	$332,881,774	$ (3,669,683)	$329,212,091
Segment liabilities	$102,732,216	$2,596,368	$105,328,584	$(114,635)	$105,213,949

	As of December 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$304,022,185	$13,622,342	$317,644,527	$(4,398,879)	$313,245,648
Segment liabilities	$80,166,502	$8,096,635	$88,263,137	$(26,340)	$88,236,797

	As of September 30, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$291,034,204	$14,539,410	$305,573,614	$(4,751,143)	$300,822,471
Segment liabilities	$75,953,438	$8,502,332	$84,455,770	$(25,766)	$84,430,004

Note:  The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2015

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$47,616,758	Net 60 days	43%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,784,252	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	6,622,140	Net 60 days	6%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	2,027,889	-	1%
1	WAVETEK MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS CORPORATION	2	Sales	623,402	Net 30 days	1%
1	WAVETEK MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	88,524	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	496,759	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	119,300	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	127,427	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	44,983	-	0%

For the nine-month period ended September 30, 2014

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$41,577,432	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,099,145	-	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	4,147,859	Net 60 days	4%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	1,200,867	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1, LLC	Other receivables	No	$3,089	$3,089	$3,089	9.00%	Need for operating	$3,089	-	$3,089	None	$-	$74,314	$118,903
																.
NEXPOWER TECHNOLOGY CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	Other receivables - related parties	Yes	$9,170	$-	$-	7.00%	Need for operating	$83,671	-	$-	None	$-	$80,631	$645,046
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	Other receivables - related parties	Yes	7,336	-	-	7.00%	The need for short-term financing	-	Business turnover	-	None	-	80,631	645,046

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0". (ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is higher.

Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of June 30, 2015.
Note 3: Limit of financing amount for individual counter-party shall not exceed 5% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of June 30, 2015.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance (Note 5)	Actual amount provided (Note 5)	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORPORATION	3	$11,101,058	$3,100,000	$1,700,000	$1,385,000	$-	0.77%	$44,404,230

NEXPOWER TECHNOLOGY CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	2	$80,631	$20,459	$20,459	$20,459	$20,459	1.27%	$645,046

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0". 2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company that has a business relationship with endorsor/guarantor.

2. A subsidary in which endorsor/guarantor holds directly over 50% of equity interest.

3. An investee in which endorsor/guarantor and its subsidiaries hold over 50% of equity interest.

4. An investor which holds directly or indirectly over 50% of equity interest of endorsor/guarantor.

5. A company that has provided guarantees to endorsor/guarantor, and vice versa, due to contractual requirements.

6. An investee in which endorsor/guarantor conjunctly invests with other shareholders, and for which endorsor/guarantor has provided endorsement/guarantee in proportion to its shareholding percentage.

Note 3: The amount of guarantees/endorsements shall not exceed 20% of the net worth of endorsor/guarantor; and the ceilings on the amount of guarantees/endorsements for any single entity are as follows:

1. The amount of guarantees/endorsements for any single entity shall not exceed 5% of net worth of endorsor/guarantor.

2. The amount of guarantees/endorsements for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.

The aggregate amount of guarantees/endorsements that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of guarantees/endorsements for any single entity shall not exceed 20% of the Company's net worth.

Note 4: Limit of total guaranteed/endorsed amount shall not exceed 20% of UMC's net assets value as of September 30, 2015.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORPORATION's (NEXPOWER) syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.

As of September 30, 2015, actual amount provided was NT$1,385 million.
Note 6: Limit of total guaranteed/endorsed amount shall not exceed 40% of NEXPOWER's net assets value as of June 30, 2015.

ATTACHMENT 4 (Securities held as of September 30, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	380	$383,602	-	$383,602	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	72,001	6.44	72,001	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	107,360	1.22	107,360	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	55,908	0.22	55,908	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	120,892	652,817	19.70	652,817	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	476,615	17.67	476,615	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	196,136	2,451,700	12.75	2,451,700	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	25,944	1,102,631	11.47	1,102,631	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	14,857	53,931	11.01	53,931	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Available-for-sale financial assets, noncurrent	10,000	1,357,500	9.28	1,357,500	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	354,583	8.84	354,583	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,238,300	7.66	1,238,300	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	120,950	4.23	120,950	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	1,693,793	2.70	1,693,793	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	23,158	483,996	1.94	483,996	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,715	271,625	0.97	271,625	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	33,209	0.83	33,209	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None

ATTACHMENT 4 (Securities held as of September 30, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	$-	-	N/A	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2015.

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACT GENOMICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,600	$45,000	14.17	$45,000	None
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,947	-	11.73	-	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	22,562	10.23	22,562	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,530	52,593	9.14	52,593	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	102,709	8.67	102,709	None
Stock	AWISE FIBER TECH.CO.,LTD.	-	Available-for-sale financial assets, noncurrent	1,519	1,990	8.31	1,990	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,530	24,035	7.83	24,035	None
Stock	BORA PHARMACEUTICALS CO., LTD. (formerly BORA CORP.)	-	Available-for-sale financial assets, noncurrent	1,700	176,800	7.57	176,800	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	105,000	7.00	105,000	None
Stock	AREC INC.	-	Available-for-sale financial assets, noncurrent	1,109	4,657	6.80	4,657	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	102,349	6.62	102,349	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,968	37,663	5.31	37,663	None
Stock	CANDMARK ELECTROPTICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,801	31,548	5.28	31,548	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,300	66,000	5.01	66,000	None
Stock	ANDES TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	1,732	137,311	4.86	137,311	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	1,785	-	4.81	-	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	358	2,774	4.33	2,774	None
Stock	LUMINESCENCE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	524	12,884	4.16	12,884	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	1,275	5,125	4.02	5,125	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	2,309	-	3.96	-	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,225	5,502	3.93	5,502	None

ATTACHMENT 4 (Securities held as of September 30, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	$70,800	3.71	$70,800	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,129	97,844	3.43	97,844	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	123,897	3.08	123,897	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,133	141,862	2.92	141,862	None
Stock	MOTECH INDUSTRIES INC.	-	Available-for-sale financial assets, noncurrent	11,894	432,341	2.44	432,341	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	4,210	45,677	2.00	45,677	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,145	350,641	1.58	350,641	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	228,153	1.37	228,153	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	842	8,313	1.27	8,313	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,093	479,104	1.19	479,104	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	1.10	56,100	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Available-for-sale financial assets, noncurrent	153	-	0.53	-	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	475	1,722	0.35	1,722	None
Stock	GLOBALWAFERS CO., LTD.	-	Available-for-sale financial assets, noncurrent	784	51,301	0.21	51,301	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Available-for-sale financial assets, noncurrent	16,079	173,650	0.13	173,650	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	3,168	31,678	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	766	587	10.67	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	4,858	45,220	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	3,240	24,297	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	193	450	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	265	-	3.16	Note	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	12,092	-	N/A	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	-	Financial assets measured at cost, noncurrent	4,170	181,286	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2015.

ATTACHMENT 4 (Securities held as of September 30, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, current	-	$44,596	-	$44,596	None
Convertible bonds	EASOU HOLDINGS COMPANY LIMITED (formerly YETI GROUP LTD.)	-	Financial assets at fair value through profit or loss, current	-	110,157	-	110,157	None
Convertible bonds	IAPPPAY TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, current	-	55,715	-	55,715	None
Convertible bonds	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-	82,175	-	82,175	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	296,816	15.42	296,816	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	9,804	1,093,132	4.93	1,093,132	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,500	28,710	4.05	28,710	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	4,086	14,831	3.03	14,831	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,775	17,521	2.67	17,521	None
Stock	CANDMARK ELECTROPTICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,072	8,900	1.49	8,900	None
Stock	COLAND HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	1,144	56,333	1.47	56,333	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,670	388,999	1.19	388,999	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,093	479,104	1.19	479,104	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	6	195,560	1.17	195,560	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	1.10	56,100	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	67,350	0.64	67,350	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	959	24,208	0.60	24,208	None
Stock	MONTAGE TECHNOLOGY GLOBAL HOLDINGS, LTD.	-	Available-for-sale financial assets, noncurrent	125	95,532	0.41	95,532	None
Stock	GLOBALWAFERS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,084	70,921	0.29	70,921	None
Stock	MOTECH INDUSTRIES INC.	-	Available-for-sale financial assets, noncurrent	1,085	39,427	0.22	39,427	None
Stock	CHIPMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	428	13,782	0.05	13,782	None
Stock	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,015	199,082	0.03	199,082	None
Stock	KU6 MEDIA CO., LTD.	-	Available-for-sale financial assets, noncurrent	0.078	-	0.00	-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,663	164,350	-	164,350	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LIMITED	-	Available-for-sale financial assets, noncurrent	22,500	73,957	-	73,957	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Available-for-sale financial assets, noncurrent	279	131,480	-	131,480	None

ATTACHMENT 4 (Securities held as of September 30, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	1,461	$12,996	-	Note	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	-	Financial assets measured at cost, noncurrent	7,575	293,729	-	N/A	None
Stock-Preferred stock	EASOU HOLDINGS COMPANY LIMITED (formerly YETI GROUP LTD.)	-	Financial assets measured at cost, noncurrent	14,356	265,326	-	N/A	None
Stock-Preferred stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	4,971	198,222	-	N/A	None
Stock-Preferred stock	ALO7.COM LTD.	-	Financial assets measured at cost, noncurrent	2,606	183,678	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	8,519	150,266	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,685	105,016	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	6,664	109,821	-	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004	103,355	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	24,947	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2015.

UNITRUTH INVESTMENT CORP.

				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,288	$-	7.77	$-	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,410	39,593	6.88	39,593	None
Stock	AREC INC.	-	Available-for-sale financial assets, noncurrent	986	4,140	6.05	4,140	None
Stock	AWISE FIBER TECH.CO.,LTD.	-	Available-for-sale financial assets, noncurrent	1,089	1,426	5.95	1,426	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374	76,487	4.94	76,487	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200	10,830	4.91	10,830	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039	52,077	4.39	52,077	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	314	2,434	3.80	2,434	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,190	11,309	3.69	11,309	None
Stock	CANDMARK ELECTROPTICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,037	16,910	2.83	16,910	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,000	21,410	2.22	21,410	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	687	2,761	2.17	2,761	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	752	14,385	2.03	14,385	None

ATTACHMENT 4 (Securities held as of September 30, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	683		$-	1.84		$-	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	300		-	0.51		-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	266		2,620	0.40		2,620	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Available-for-sale financial assets, noncurrent	51		-	0.18		-	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	247		896	0.18		896	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	326		50,432	0.13		50,432	None
Stock	MOTECH INDUSTRIES INC.	-	Available-for-sale financial assets, noncurrent	469		17,056	0.10		17,056	None

UMC CAPITAL CORP.

				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	THISMOMENT, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	375	-	USD	375	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Available-for-sale financial assets, noncurrent	-	USD	85	16.00	USD	85	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	793	14.29	USD	793	None
Stock	ALL-STARS SP IV LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,499	6.01	USD	6,499	None
Fund	STORM VENTURES FUND V, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	289	1.69	USD	289	None
Stock	MOBILE IRON, INC.	-	Available-for-sale financial assets, noncurrent	1,205	USD	3,734	1.53	USD	3,734	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,941	1.37	USD	6,941	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	200	USD	6,038	0.03	USD	6,038	None
Stock-Preferred stock	CNEX LABS, INC.	-	Available-for-sale financial assets, noncurrent	2,495	USD	4,350	-	USD	4,350	None
Stock-Preferred stock	GLYMPSE, INC.	-	Available-for-sale financial assets, noncurrent	1,159	USD	4,000	-	USD	4,000	None
Stock-Preferred stock	ATSCALE, INC.	-	Available-for-sale financial assets, noncurrent	4,374	USD	2,500	-	USD	2,500	None
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	6,545	USD	6,000	-	USD	6,000	None
Stock-Preferred stock	SENSIFREE LTD.	-	Available-for-sale financial assets, noncurrent	276	USD	1,500	-	USD	1,500	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Available-for-sale financial assets, noncurrent	52	USD	1,000	-	USD	1,000	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	-		Note	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-		Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-		N/A	None

ATTACHMENT 4 (Securities held as of September 30, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-	N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-	N/A	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-	N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-	N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	2,140	USD	3,208	-	N/A	None
Stock-Preferred stock	THISMOMENT, INC.	-	Financial assets measured at cost, noncurrent	4,064	USD	4,008	-	N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	3,525	USD	4,019	-	N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-	N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	4,191	USD	5,000	-	N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-	N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		-	-	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770		-	-	N/A	None
Stock-Preferred stock	EV2 HOLDINGS, INC. (formerly ENVERV, INC.)	-	Financial assets measured at cost, noncurrent	1,621		-	-	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	651	-	N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,575	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2015.

UMC NEW BUSINESS INVESTMENT CORP.
				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	957		$-	15.94	$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150		33,390	6.93	33,390	None
Stock	MOTECH INDUSTRIES, INC.	-	Available-for-sale financial assets, noncurrent	28,498		1,035,919	5.85	1,035,919	None
Stock	LICO TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	4,089		-	3.29	-	None
Stock	POWERTEC ENERGY CORPORATION	-	Available-for-sale financial assets, noncurrent	10,000		30,000	0.59	30,000	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	-		70,435	-	70,435	None

ATTACHMENT 4 (Securities held as of September 30, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.
				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI YI ENERGY CO., LTD.	-	Financial assets measured at cost-noncurrent	356		$3,556	5.56	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2015.

EVERRICH (SHANDONG) ENERGY CO., LTD.
				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO., LTD.	-	Financial assets measured at cost, noncurrent	-	RMB	10,000	10.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2015.

NEXPOWER TECHNOLOGY CORPORATION
				September 30, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54		$3,244	18.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2015.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2015)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	Available-for-sale financial assets, noncurrent	Purchase of newly issued shares	-	-	$-	10,000		$1,331,000	-	$-	$-	$-	10,000		$1,357,500
Stock	WAVETEK MICROELECTRONICS CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidiary	80,683	456,760	45,547		455,470	-	-	-	-	126,230		477,684 (Note 2)
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORPORATION	Available-for-sale financial assets, noncurrent	TAIWAN HIGH SPEED RAIL CORPORATION	-	30,000	300,000	-		-	30,000	300,000	-	300,000	-		-
Stock	BEST ELITE INTERNATIONAL LIMITED	Investments accounted for under the equity method	Open market	Subsidiary	597,682	18,371,189	28,748		1,019,829	-	-	-	-	626,430		21,862,401 (Note 3)

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices. The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of income of associates and joint ventures of NT$(104,734) thousand, retained earnings adjustment under equity method of NT$(3,794) thousand, additional paid-in capital adjustment under equity method of NT$25,040 thousand, exchange differences on translation of foreign operations adjustment under equity method of NT$69 thousand, and related party unrealized gain of NT$351,127 thousand.

Note 3 : The ending balance includes share of income of associates and joint ventures of NT$1,256,725 thousand, retained earnings adjustment under equity method of NT$156 thousand, additional paid-in capital adjustment under equity method of NT$357,477 thousand, exchange differences on translation of foreign operations adjustment under equity method of NT$834,532 thousand, and related party realized gain of NT$22,493 thousand.

FORTUNE VENTURE CAPITAL CORP.
Type of securities	Name of the securities (Note 3)	Financial statement account	Counter-party	Relationship	Beginning balance		Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Non-current assets held for sale	MOTECH INDUSTRIES, INC.	-	71,363	$367,118	-		$-	71,363	$424,015	$337,522	$86,493	-		$-
Stock	MOTECH INDUSTRIES, INC.	Available-for-sale financial assets, noncurrent	MOTECH INDUSTRIES, INC.	-	-	-	11,894		424,015	-	-	-	-	11,894		432,341

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices. The beginning and ending balances of non-current assets held for sale were the lower of book value and the fair value less cost to sale.

Note 2 : The disposal cost was the lower of book value and the fair value less cost to sale.

Note 3 : On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH was the surviving company.

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidiary	-	$-	-	USD	100,000	-	$-	$-	$-	-	USD	95,908 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of lose of associates and joint ventures of USD (142) thousand, additional paid-in capital adjustment under equity method of USD 6 thousand and exchange differences on translation of foreign operations adjustment under equity method of USD (3,956) thousand.

UMC NEW BUSINESS INVESTMENT CORP.
Type of securities	Name of the securities (Note 3)	Financial statement account	Counter-party	Relationship	Beginning balance		Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Non-current assets held for sale	MOTECH INDUSTRIES, INC.	-	170,931	$837,934	-		$-	170,931	$1,015,614	$767,046	$248,568	-		$-
Stock	MOTECH INDUSTRIES, INC.	Available-for-sale financial assets, noncurrent	MOTECH INDUSTRIES, INC./Open market	-	-	-	28,498		1,016,060	-	-	-	-	28,498		1,035,919

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices. The beginning and ending balances of non-current assets held for sale were the lower of book value and the fair value less cost to sale.

Note 2 : The disposal cost was the lower of book value and the fair value less cost to sale.

Note 3 : On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH was the surviving company. Besides, purchased 10 thousands of MOTECH's shares from open market.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Dormitory	2015.03.09	$432,190	By the construction progress	YIH SHIN CONSTRUCTION CO., LTD.	Third party	N/A	N/A	N/A	N/A	Open Bidding	Employee Dormitory	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Fab	2015.03.20	RMB 193,000	By the construction progress	FUJIAN TUNG KANG STEEL CO., LTD.	Third Party	N/A	N/A	N/A	N/A	Open Bidding	Manufacturing purpose	None
Fab	2015.04.10	RMB 846,545	By the construction progress	CHINA CONSTRUCTION SECOND ENGINEERING BUREAU LTD.	Third Party	N/A	N/A	N/A	N/A	Open Bidding	Manufacturing purpose	None
Fab	2015.05.18	RMB 1,745,359	By the construction progress	L&K ENGINEERING (SUZHOU) CO., LTD.	Third Party	N/A	N/A	N/A	N/A	Open Bidding	Manufacturing purpose	None
Fab	2015.09.02	RMB 144,602	By the construction progress	L&K ENGINEERING (SUZHOU) CO., LTD.	Third Party	N/A	N/A	N/A	N/A	Open Bidding	Manufacturing purpose	None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$47,616,758	48%	Net 60 Days	N/A	N/A		$6,784,252	36%
UMC GROUP JAPAN	Subsidiary	Sales		6,622,140	7%	Net 60 Days	N/A	N/A		2,027,889	11%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		561,865	1%	Net 45 Days	N/A	N/A		185,858	1%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,521,379	99%	Net 60 Days	N/A	N/A	USD	206,396	99%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	15,725	1%	Net 60 Days	N/A	N/A	USD	3,629	1%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	24,875,766	98%	Net 60 Days	N/A	N/A	JPY	7,397,019	98%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	488,241	2%	Net 60 Days	N/A	N/A	JPY	164,058	2%

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	USD	15,725	7%	Net 60 Days	N/A	N/A	USD	3,629	8%
UMC GROUP (JAPAN)	Associate	Sales	USD	4,034	2%	Net 60 Days	N/A	N/A	USD	1,369	3%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	USD	3,195	1%	Net 45 Days	N/A	N/A	USD	1,460	3%

WAVETEK MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Sales		$623,402	61%	Net 30 Days	N/A	N/A		$88,524	51%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-	$6,784,252	$21	$6,784,273	9.09	$-	-	$2,407,178	$8,684
UMC GROUP JAPAN	Subsidiary	-	2,027,889	21	2,027,910	5.46	150,533	Collection in subsequent period	222,904	-
FARADAY TECHNOLOGY CORPORATION	Associate	-	185,858	1	185,859	8.06	-	-	137,375	-

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Associate	$-	USD 3,629	$-	USD 3,629	6.55	$-	-	$-	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2015) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,743,284	$67,094	$67,094
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	142,591	1,797	1,797
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	4,975,152	(67,854)	(69,832)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	256,278	10,802	10,802
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		6,000,000		6,000,000	486,150	100.00	6,950,434	40,668	40,668
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	2,367,554	85,407	85,407
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	47,943	1,432	1,432
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		5,000,053		5,000,053	458,800	100.00	5,695,943	203,513	194,675
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	110,868	62,179	62,179
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	17,328	655	655
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	3,000	USD	3,000	3,000	100.00	46,042	18	18
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	266,712	USD	235,089	626,430	91.06	21,862,401	1,437,772	1,256,725
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu City, Taiwan	GaAs Foundry service		1,252,012		1,252,012	126,230	77.74	477,684	(134,864)	(104,734)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	93,562	(5,771)	(8,446)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,812,335	(479,884)	(215,948)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,331,885		5,331,885	215,283	44.16	265,892	(1,547,399)	(683,300)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	587,268	14,850	6,237
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	134,815	36.49	2,872,847	371,527	129,608
FARADAY TECHNOLOGY CORP.	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		-	34,240	13.94	1,835,866	121,910	(22,191)

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2015) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$907,821	$112,921	$112,921
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		290,000		290,000	29,000	54.45	177,849	-	-	Note 1
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		239,665		-	14,689	19.62	251,325	5,597	1,098	Note 2
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		718,930		718,930	29,194	5.99	36,057	(1,547,399)	(92,660)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu City, Taiwan	GaAs Foundry service		5,454		-	735	0.45	4,826	(138,696)	(628)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Sales and manufacturing of solar power cell		-		1,032,692	-	-	-	(113,647)	(29,596)	Note 3

Note 1: On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.

Note 2: On July 31, 2015, CLIENTRON CORP. was merged with BCOM ELECTRONICS INC. and CLIENTRON CORP. is the surviving company.

Note 3: On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH is the surviving company.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$20,486	$2,957	$2,957
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	10,861	73	36
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		186,606		280,000	18,661	45.16	241,169	129,799	58,619
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,079	USD	3,872	-	31.40	156,503	(74,762)	(23,472)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		-	4,251	28.63	103,393	(22,637)	(2,889)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	28,601	5.87	35,324	(1,547,399)	(90,777)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Sales and manufacturing of solar power cell		-		384,140	-	-	-	(113,647)	(2,699)	Note

Note: On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH is the surviving company.

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		$98,690		$98,690	9,869	18.53	$60,524	$-	$-	Note 1
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		309,700		309,700	10,990	2.25	13,574	(1,547,399)	(34,882)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		8,024		-	492	0.66	8,415	5,597	37	Note 2
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu City, Taiwan	GaAs Foundry service		3,402		-	459	0.28	3,011	(138,696)	(392)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Sales and manufacturing of solar power cell		-		165,272	-	-	-	(113,647)	(1,168)	Note 3

Note 1: On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.

Note 2: On July 31, 2015, CLIENTRON CORP. was merged with BCOM ELECTRONICS INC. and CLIENTRON CORP. is the surviving company.

Note 3: On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH is the surviving company.

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2015) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	495	USD	(12)	USD	(12)
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	USD	13,796	USD	(191)	USD	(191)
TRANSLINK CAPITAL PARTNERS III, L.P.	Cayman Islands	Investment holding	USD	7,600	USD	6,000	-	25.23	USD	7,735	USD	(292)	USD	(141)
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	11,035	USD	11,035	2,724	23.32	USD	5,034	USD	(1,020)	USD	(202)
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	2,498	USD	3,382	-	10.38	USD	3,204	USD	1,832	USD	152

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$190,752		$230,754	27,655	100.00		$249,358		$(5,620)		$(6,530)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		577,030		477,240	43,173	82.76		190,008		(62,248)		(49,539)
UNITED LIGHTING OPTO-ELECTRONIC INC.	Hsinchu City, Taiwan	LED lighting manufacturing and sale		266,772		266,772	8,949	55.25		9,586		-		-	Note 1
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		183,366		29,307		5,329
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		515,568		(112,614)		(29,368)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Sales and manufacturing of solar power cell		-		3,404,527	-	-		-		(113,647)		(70,888)	Note 2

Note 1: On June 19, 2012, UNITED LIGHTING OPTO-ELECTRONIC INC. has filed for liquidation through a decision at its stockholders’ meeting.

The Company had ceased to recognize investment income of UNITED LIGHTING OPTO-ElECTRONIC INC. thereafter.

Note 2: On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH is the surviving company.

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,725	1,092	100.00		$122,857		$(195)		$(195)
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		35,308		2,751		1,376
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		68,739		29,307		3,517
TERA ENERGY USA INC.	USA	Solar project		-		535	-	-		-		(7)		(7)
SMART ENERGY ENTERPRISES LIMITED	Hongkong	Investment holding		-	USD	0	-	-		-		(1)		(1)

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2015) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	600	USD	600	600	100.00		$5,055		$(4,863)		$(4,863)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00		$2,291		$115		$115

NEXPOWER TECHNOLOGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00		$131,320		$5,295		$5,295
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		0		-		-

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		$0		$-		$-

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	355,344	USD	45,861	USD	45,861

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	355,344	USD	45,861	USD	45,861

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2015) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$33,324	$3	$3
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	13.50		-	-	100.00	430	(13)	(13)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	50		$-	-	100.00	$1,312	$(238)	$(238)

ATTACHMENT 11 (Investment in Mainland China as of September 30, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2015			Investment flows		Accumulated outflow of investment from Taiwan as of September 30, 2015				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying value as of September 30, 2015		Accumulated inward remittance of earnings as of September 30, 2015

							Outflow		Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$26,296 800)	(ii)SOARING COPITAL CORP.	(USD	$26,296 800)		$-	$-	(USD	$26,296 800)		$3,823	100.00%		$3,823 2. (iii)		$18,431		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,544,700 300,000)	(i)	(USD	44,703 1,360)		-	-	(USD	44,703 1,360)		(45,901)	50.00%		(22,951) 2. (ii)		719,472		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,441,720 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	687,969 20,930)		-	-	(USD	687,969 20,930)		(47,092)	50.00%		(23,546) 2. (ii)		674,107		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	101,897 3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	101,897 3,100)		-	-	(USD	101,897 3,100)		(75)	100.00%		(75) 2. (iii)		115,899	(USD	129,409 3,937)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,761,080 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	665,618 20,250)		-	-	(USD	665,618 20,250)	(RMB	(119,225) (23,155))	25.14%	(RMB	(29,972) (5,821)) 2. (ii)	(RMB	501,533 97,404)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	12,490,600 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	7,727,375 235,089)	(USD	1,039,448 31,623)	-	(USD	8,766,823 266,712)	(USD	1,502,849 45,721)	91.06% (Note 4)	(USD	1,313,025 39,946) 2. (ii)	(USD	20,458,551 622,408)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	16,435 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	16,435 500)		-	-	(USD	16,435 500)		200	100.00% (Note 5)		200 2. (iii)		16,864		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	154,470 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-		-	-		-	(RMB	(13,264) (2,576))	91.06%	(RMB	(11,673) (2,267)) 2. (iii)	(RMB	114,596 22,256)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	9,475,303 1,840,222)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-		-	-		- (Note 6)	(RMB	(13,357) (2,594))	30.35%	(RMB	(3,805) (739)) 2. (iii)	(RMB	2,872,169 557,811)		-

Accumulated investment in Mainland China as of September 30, 2015		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$10,309,741 (USD 313,652)			$36,555,680 (USD 1,112,129)			$133,212,690

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods
Note 2 :	The investment income (loss) recognized in current period:
	1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.
	2. The investment income (loss) were determined based on the following basis:
	(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements certificated by the CPA of the parent company in Taiwan.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has approved to invest US$249,195 thousand in BEST ELITE's preferred stock, invest US$91,984 thousand in BEST ELITE's common stock. As of September 30, 2015, the amount of investment has been remitted.

Note 5 :	UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of September 30, 2015, the amount of investment US$2,500 thousand has not yet been remitted.
Note 6 :	The consent to invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) have been made by the Investment Commission, MOEA which approved the total investment amount US$719,000 thousand.
	As of September 30, 2015, the investment amount to USCXM from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. was US$86,880 thousand, and the rest investment amount US$632,120 thousand has not yet been remitted.